File Number 82-4774

Aldeasa

04010119

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
USA

12 February 2004

Information Furnished pursuant to Rule 12 g 3-2 under the Securities Exchange Act of 1934

Dear Sirs,

In order to comply with the established procedures, we are enclosing the information that has recently been made public by Aldeasa, S.A. ("the company") pursuant to Spanish Law (File number 82-4774).

We hope the information we are sending it is as required, but in case you need further details please contact,

Mr. Eugenio Andrades Yunta
Head of Corporate Development
& Investor Relations
Ayala, 42
28001-Madrid
Tl: n°: 34.91.436.70.59
Fax n°: 34. 91.435.52.00

Yours faithfully

Eugenio Andrades Yunta

Aldeasa

1.- QUARTERLY REPORT

- Notification filed with CNMV on 28 August 2003. Presentation of semi-annual results corresponding to 2003 year.

- Notification filed with CNMV on 6 November 2003. Presentation of the 3rd quarter results corresponding to 2003 year.

2. PAYMENT OF DIVIDEND:

- Notification filed with CNMV on 25 September 2003. The payment of dividend was done on 21 October 2003 to the shareholders, amounting to 0,167 euros gross per share (0,14195 euros net)

- Notification filed with CNMV on 26 January 2004. The payment of dividend will be done on 24 February 2004 to the shareholders, amounting to 0,25 euros gross per share (0,2125 euros net)

3.- NOTIFICATION OF SIGNIFICANT EVENTS:

- Notification filed with CNMV on 31 October 2003. The Public Entity *Aeropuertos Españoles y Navegación Aérea, S.A.*´s Board of Directors approved the extension of the public domain concession for the Spanish international airport Madrid-Barajas until 31st December 2012, including the New Airport Terminal (T-4) and Satellite.

- Notification filed with CNMV on 7 January 2004. The Public Entity *Aeroportos de Portugal, S.A.*´s Board of Directors awarded Aldeasa, in fair competition with the most important international airport retailers, to jointly develop a Commercial Plan to exploit and manage the commercial spaces in the international airports of Lisboa, Oporto y Faro.

COMUNICADOS A LA CNMV

REGISTRO		ASIENTO
FECHA	Nº	
28/08/2003	2003092733 (Telemática)	Tipo ISE: Información Rtados 1 S 2003
28/08/2003	2003092732 (Telemática)	Tipo HSR: Boletín 1 S 2003
28/08/2003	2003092730 (Telmática)	Tipo HSR. Presentación Rtados. 1 S 2003
28/08/2003	2003092731 (Telemática)	Tipo HSR. Nota Prensa Rtados. 1 S 2003

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "IS20031"
- de tipo ISE
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 28/08/2003 a las 16.36.00
- ha sido recibido correctamente en la CNMV el 28/08/2003 a las 18.37.00
- asignándole el número 2003092733 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es 0d27512043383a529a2685a1d9454b19

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.______________________________________
como ____________________________________
de la entidad (la remitente) ________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Referencia de Seguridad

GENERAL

VERSION 3.2.2

INFORMACION SEMESTRAL CORRESPONDIENTE AL:

SEMESTRE 1 AÑO 2003

I. DATOS IDENTIFICATIVOS DEL EMISOR

Denominación Social:
ALDEASA S.A.

Domicilio Social:
C/ AYALA, 42

C.I.F.
A-28429488

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:
FERNANDO GARCÍA CARO - DIRECTOR ECONÓMICO FINANCIERO
Con poder autorizado en virtud del acuerdo del Consejo de Aldeasa S.A. de fecha 24.01.01 y otorgado por el Notario de Madrid Dña. María de los Angeles Escribano Romero con el nº 224 de su protocolo de fecha 2 de febrero de 2001.

Firma:



CONTENIDO INFORMACION SEMESTRAL
(marcar con una X en caso afirmativo)

			Individual	Consolidado
I.	Datos Identificativos del Emisor	0010	X	
II.	Variación del Grupo Consolidado	0020		X
III.	Bases de Presentación y Normas de Valoración	0030	X	X
IV.	Balance de Situación	0040	X	X
V.	Cuenta de Pérdidas y Ganancias	0050	X	X
VI.	Distribución por Actividad del Importe Neto de la Cifra de Negocio	0060	X	X
VII.	Número de Personas Empleadas	0070	X	X
VIII.	Evolución de los Negocios	0080		
IX.	Dividendos Distribuidos	0090	X	
X.	Hechos Significativos	0100	X	X
XI.	Anexo Explicativo Hechos Significativos	0110	X	X
XII.	Informe Especial de los Auditores	0120		

II. VARIACION DE LAS SOCIEDADES QUE FORMAN EL GRUPO CONSOLIDADO (19)

Durante el primer semestre del ejercicio 2003 no se producen movimientos en el perímetro de consolidación del Grupo Aldeasa S.A.

III. BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

Se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales que responden a lo previsto en la normativa contable en vigor, y de aplicación a esta sociedad.

IV. BALANCE DE SITUACION DE LA SOCIEDAD INDIVIDUAL

Uds.: Miles de euros

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	0200	0	0
I. Gastos de Establecimiento	0210	577	789
II. Inmovilizaciones Inmateriales	0220	6.541	7.938
II.1. Derechos s/bienes en régimen de arrendamiento financiero	0221	1.605	1.641
II.2. Otro Inmovilizado Inmaterial	0222	4.936	6.297
III. Inmovilizaciones Materiales	0230	40.726	43.388
IV. Inmovilizaciones Financieras	0240	78.685	85.840
V. Acciones Propias a Largo Plazo	0250	380	852
VI. Deudores por Operaciones Tráfico a Largo Plazo	0255	0	0
B) INMOVILIZADO (1)	0260	126.909	138.807
C) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	0280	1.120	802
I. Accionistas por Desembolsos Exigidos	0290		0
II. Existencias	0300	60.001	61.793
III. Deudores	0310	27.095	41.599
IV. Inversiones Financieras Temporales	0320	28.099	4.637
V. Acciones Propias a Corto Plazo	0330	0	0
VI. Tesorería	0340	6.759	8.305
VII. Ajustes por Periodificación	0350	2.068	2.295
D) ACTIVO CIRCULANTE	0360	124.022	118.629
TOTAL ACTIVO (A + B + C + D)	0370	252.051	258.238

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	0500	25.200	25.200
II. Reservas	0510	111.874	114.595
III. Resultados de Ejercicios Anteriores	0520	0	0
IV. Resultado del Periodo	0530	6.117	4.324
V. Dividendos a Cuenta Entregados en el Ejercicio	0550	0	0
A) FONDOS PROPIOS	0560	143.191	144.119
B) INGRESOS A DISTRIBUIR VARIOS EJERCICIOS (3)	0590	0	0
C) PROVISIONES PARA RIESGOS Y GASTOS	0600	2.919	1.900
I. Emisión de Obligaciones y Otros Valores Negociables	0610	0	0
II. Deudas con Entidades de Crédito	0615	17.265	24.099
III. Deudas con Empresas del Grupo y Asociadas	0620	0	0
IV. Acreedores por Operaciones de Tráfico a Largo Plazo	0625	0	0
V. Otras Deudas a Largo	0630	4.834	4.834
D) ACREEDORES A LARGO PLAZO	0640	22.099	28.933
I. Emisión de Obligaciones y Otros Valores Negociables	0650	0	0
II. Deudas con Entidades de Crédito	0655	6.737	5.732
III. Deudas con Empresas del Grupo y Asociadas	0660	101	0
IV. Acreedores Comerciales	0665	52.805	54.345
V. Otras Deudas a Corto	0670	24.199	22.865
VI. Ajustes por Periodificación	0680	0	344
E) ACREEDORES A CORTO PLAZO (4)	0690	83.842	83.286
F) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	0695	0	0
TOTAL PASIVO (A + B + C + D + E + F)	0700	252.051	258.238

V. RESULTADOS INDIVIDUALES DE LA SOCIEDAD

Uds.: Miles de euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	0800	212.541	100,00%	201.718	100,00%
+ Otros Ingresos (6)	0810	42	0,02%	2	0,00%
+/- Variación Existencias Productos Terminados y en Curso	0820	0	0,00%	0	0,00%
= VALOR TOTAL DE LA PRODUCCION	0830	212.583	100,02%	201.720	100,00%
- Compras Netas	0840	-119.822	-56,38%	-116.025	-57,52%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	0850	-1.792	-0,84%	2.945	1,46%
- Gastos Externos y de Explotación (7)	0860	-48.379	-22,76%	-47.707	-23,65%
= VALOR AÑADIDO AJUSTADO	0870	42.590	20,04%	40.933	20,29%
+/- Otros Gastos e Ingresos (8)	0880	0	0,00%	0	0,00%
- Gastos de Personal	0890	-25.743	-12,11%	-24.428	-12,11%
= RESULTADO BRUTO DE EXPLOTACION	0900	16.847	7,93%	16.505	8,18%
- Dotación Amortizaciones Inmovilizado	0910	-4.311	-2,03%	-4.377	-2,17%
- Dotaciones al Fondo de Reversión	0915	-609	-0,29%	-405	-0,20%
+/- Variación Provisiones de Circulante (9)	0920	-22	-0,01%	155	0,08%
= RESULTADO NETO DE EXPLOTACION	0930	11.905	5,60%	11.878	5,89%
+ Ingresos Financieros	0940	1.233	0,58%	835	0,41%
- Gastos Financieros	0950	-611	-0,29%	-718	-0,36%
+ Intereses y Diferencias Cambio Capitalizados	0960	69	0,03%	-323	-0,16%
+/- Dotación Amortización y Provisiones Financieras (10)	0970	1.000	0,47%	0	0,00%
= RESULTADO ACTIVIDADES ORDINARIAS	1020	13.596	6,40%	11.672	5,79%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	1021	-66	-0,03%	-864	-0,43%
+/- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	1023	-5.570	-2,62%	-4.977	-2,47%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	1025	0	0,00%	113	0,06%
+/- Resultados de Ejercicios Anteriores (14)	1026	-647	-0,30%	61	0,03%
+/- Otros Resultados Extraordinarios (15)	1030	-182	-0,09%	-532	-0,26%
= RESULTADO ANTES DE IMPUESTOS	1040	7.131	3,36%	5.473	2,71%
+/- Impuestos sobre Sociedades y Otros	1042	-1.014	-0,48%	-1.149	-0,57%
= RESULTADO DEL EJERCICIO	1044	6.117	2,88%	4.324	2,14%

IV. BALANCE DE SITUACION DEL GRUPO CONSOLIDADO

Uds.: Miles de euros

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	1200	0	0
I. Gastos de Establecimiento	1210	2.184	2.941
II. Inmovilizaciones Inmateriales	1220	7.900	9.004
II.1. Derechos s/bienes en régimen de arrendamiento financiero	1221	1.605	1.641
II.2. Otro Inmovilizado Inmaterial	1222	6.295	7.363
III. Inmovilizaciones Materiales	1230	71.348	75.137
IV. Inmovilizaciones Financieras	1240	11.483	12.825
V. Acciones de la Sociedad Dominante a Largo Plazo	1250	380	852
VI. Deudores por Operaciones Tráfico a Largo Plazo	1255	0	0
B) INMOVILIZADO (1)	1260	93.295	100.759
C) FONDO DE COMERCIO DE CONSOLIDACION	1270	49.196	54.766
D) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	1280	78	233
I. Accionistas por Desembolsos Exigidos	1290		0
II. Existencias	1300	79.811	81.628
III. Deudores	1310	22.482	33.402
IV. Inversiones Financieras Temporales	1320	32.181	5.498
V. Acciones de la Sociedad Dominante a Corto Plazo	1330	0	0
VI. Tesorería	1340	19.178	17.312
VII. Ajustes por Periodificación	1350	2.283	4.227
E) ACTIVO CIRCULANTE	1360	155.935	142.067
TOTAL ACTIVO (A + B + C + D + E)	1370	298.504	297.825

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	1500	25.200	25.200
II. Reservas Sociedad Dominante	1510	132.101	127.658
III. Reservas Sociedades Consolidadas (16)	1520	6.181	6.287
IV. Diferencias de Conversión (17)	1530	-6.455	-1.869
V. Resultados Atribuibles a la Sociedad Dominante	1540	10.201	8.825
VI. Dividendos a Cuenta Entregados en el Ejercicio	1550	0	0
A) FONDOS PROPIOS	1560	167.228	166.101
B) SOCIOS EXTERNOS	1570	2.825	2.481
C) DIFERENCIA NEGATIVA DE CONSOLIDACION	1580	0	166
D) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS (3)	1590	0	0
E) PROVISIONES PARA RIESGOS Y GASTOS	1600	4.446	2.301
I. Emisión de Obligaciones y Otros Valores Negociables	1610	0	0
II. Deudas con Entidades de Crédito	1615	17.267	24.099
III. Acreedores por Operaciones de Tráfico a Largo Plazo	1625	0	0
IV. Otras Deudas a Largo	1630	1.517	1.446
F) ACREEDORES A LARGO PLAZO	1640	18.784	25.545
I. Emisión de Obligaciones y Otros Valores Negociables	1650	0	0
II. Deudas con Entidades de Crédito	1655	6.737	5.734
III. Acreedores Comerciales	1665	57.803	60.802
IV. Otras Deudas a Corto	1670	40.681	34.333
V. Ajustes por Periodificación	1680	0	362
G) ACREEDORES A CORTO PLAZO (4)	1690	105.221	101.231
H) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	1695	0	0
TOTAL PASIVO (A + B + C + D + E + F + G + H)	1700	298.504	297.825

V.-RESULTADOS DEL GRUPO CONSOLIDADO

Uds.: Miles de euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	1800	270.085	100,00%	261.371	100,00%
+ Otros Ingresos (6)	1810	57	0,02%	-2	0,00%
+/- Variación Existencias Productos Terminados y en Curso	1820	0	0,00%	0	0,00%
= VALOR TOTAL DE LA PRODUCCION	1830	270.142	100,02%	261.369	100,00%
- Compras Netas	1840	-138.730	-51,37%	-130.922	-50,09%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	1850	-1.817	-0,67%	-3.245	-1,24%
- Gastos Externos y de Explotación (7)	1860	-72.430	-26,82%	-73.559	-28,14%
= VALOR AÑADIDO AJUSTADO	1870	57.165	21,17%	53.643	20,52%
+/- Otros Gastos e Ingresos (8)	1880	0	0,00%	0	0,00%
- Gastos de Personal	1890	-32.023	-11,86%	-30.356	-11,61%
= RESULTADO BRUTO DE EXPLOTACION	1900	25.142	9,31%	23.287	8,91%
- Dotación Amortizaciones Inmovilizado	1910	-6.872	-2,54%	-6.595	-2,52%
- Dotaciones al Fondo de Reversión	1915	-932	-0,35%	-546	-0,21%
+/- Variación Provisiones de Circulante (9)	1920	-51	-0,02%	146	0,06%
= RESULTADO NETO DE EXPLOTACION	1930	17.287	6,40%	16.292	6,23%
+ Ingresos Financieros	1940	188	0,07%	705	0,27%
- Gastos Financieros	1950	-557	-0,21%	-674	-0,26%
+ Intereses y Diferencias Cambio Capitalizados	1960	-5	0,00%	-844	-0,32%
+/- Dotación Amortización y Provisiones Financieras (10)	1970	567	0,21%	0	0,00%
+/- Resultados de Conversión (18)	1980	0	0,00%	0	0,00%
+/- Participación Resultados Sociedades Puestas en Equivalencia	1990	75	0,03%	0	0,00%
- Amortización Fondo Comercio Consolidación	2000	-2.785	-1,03%	-2.785	-1,07%
+ Reversión Diferencias Negativas de Consolidación	2010	0	0,00%	0	0,00%
= RESULTADO ACTIVIDADES ORDINARIAS	2020	14.770	5,47%	12.694	4,86%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	2021	-84	-0,03%	-924	-0,35%
+/- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	2023	-318	-0,12%	0	0,00%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	2025	0	0,00%	113	0,04%
+/- Resultados de Ejercicios Anteriores (14)	2026	268	0,10%	-27	-0,01%
+/- Otros Resultados Extraordinarios (15)	2030	-212	-0,08%	-940	-0,36%
= RESULTADO CONSOLIDADO ANTES DE IMPUESTOS	2040	14.424	5,34%	10.916	4,18%
+/- Impuesto sobre Beneficios	2042	-3.808	-1,41%	-2.292	-0,88%
= RESULTADO CONSOLIDADO DEL EJERCICIO	2044	10.616	3,93%	8.624	3,30%
+/- Resultado Atribuido a Socios Externos	2050	-415	-0,15%	201	0,08%
= RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060	10.201	3,78%	8.825	3,38%

VI. DISTRIBUCION POR ACTIVIDAD DEL IMPORTE NETO DE LA CIFRA DE NEGOCIO

ACTIVIDAD		INDIVIDUAL Ejerc. Actual	INDIVIDUAL Ejerc. Anterior	CONSOLIDADO Ejerc. Actual	CONSOLIDADO Ejerc. Anterior
Ventas libres impuestos	2100	176.719	167.543	200.235	194.680
Otras vtas libres imptos.	2105	17.370	15.209	5.917	4.452
Ventas fiscalidad y otras	2110	14.978	15.836	56.915	56.203
Almacenaje y distribución	2115	0	0	1.612	1.581
Publicidad y accesorios	2120	3.474	3.130	5.406	4.455
Devoluciones y rappels	2125	0	0	0	0
	2130				
	2135				
	2140				
Obra Ejecutada Pendiente de Certificar (*)	2145				
Total I. N. C. N	2150	212.541	201.718	270.085	261.371
Mercado Interior	2160	33.522	30.982	78.041	74.254
Exportación: Unión Europea	2170	126.418	112.561	127.379	111.944
Países O.C.D.E.	2173	0	0	0	0
Resto Países	2175	52.601	58.175	64.665	75.173

(*) A completar únicamente por Empresas Constructoras

VII. NUMERO MEDIO DE PERSONAS EMPLEADAS EN EL CURSO DEL PERIODO

		INDIVIDUAL Ejerc. Actual	INDIVIDUAL Ejerc. Anterior	CONSOLIDADO Ejerc. Actual	CONSOLIDADO Ejerc. Anterior
TOTAL PERSONAS EMPLEADAS	3000	1.808	1.829	2.561	2.654

VIII. EVOLUCION DE LOS NEGOCIOS

(La información a incluir dentro de este apartado, además de cumplir con lo dispuesto en las instrucciones para la cumplimentación de esta información semestral, deberá hacer mención expresa sobre los siguientes aspectos: evolución de la cifra de ingresos y de los costes anejos a dichos ingresos; composición y análisis de las principales operaciones que han dado lugar a la obtención de resultados extraordinarios; comentario de las operaciones de inversión y desinversión más relevantes, explicando su efecto sobre el fondo de maniobra de la compañía y en especial sobre la tesorería de la misma; explicación suficiente sobre la naturaleza y efectos de las partidas que hayan podido causar una variación significativa sobre la cifra de ingresos o sobre los resultados de la compañía en el semestre actual respecto de los comunicados en el trimestre anterior).

SE ADJUNTA ARCHIVO

VIII. EVOLUCIÓN DE LOS NEGOCIOS

(La información a incluir dentro de este apartado, además de cumplir con lo dispuesto en las instrucciones para la cumplimentación de esta información semestral, deberá hacer mención expresa sobre los siguientes aspectos: evolución de la cifra de ingresos y de los costes anejos a dichos ingresos; composición y análisis de las principales operaciones que han dado lugar a la obtención de resultados extraordinarios; comentario a las operaciones de inversión y desinversión más relevantes, explicando su efecto sobre el fondo de maniobra de la compañía y en especial sobre la tesorería de la misma; explicación suficiente sobre la naturaleza y efectos de las partidas que hayan podido causar una variación significativa sobre la cifra de ingresos o sobre los resultados de la compañía en el semestre actual respecto de los comunicados en el trimestre anterior).

El Balance de Situación consolidado del Grupo a 30 de junio de 2003 no muestra cambios en su tamaño dignos de mención en relación con el informado a la misma fecha de 2002. Esto no obstante, si resulta significativo el incremento de 28,5 millones de euros en la caja del Grupo durante el periodo de comparación, reflejo de las reducciones registradas en circulante, de este modo la rotación de activos anualizada se eleva a 2,2 vueltas, un 15% superior a la conseguida durante el primer semestre de 2002.

La cifra de negocio neta y consolidada del Grupo, durante el primer semestre de 2003 ha sido de 270,08 millones de euros, lo que supone un aumento del 3,3% respecto de la alcanzada durante el mismo período del año precedente. Con ello durante el segundo trimestre del año en curso se ha acelerado en cerca de 2 p.p. el ritmo de crecimiento del primer trimestre.

La cifra de negocios consolidada presenta el siguiente desglose por líneas de actividad:

(miles de euros y tasas porcentuales de variación respecto del mismo período del año anterior)

	30.06.03	% 03/02
ESPAÑA TRAVEL VALUE & DUTY FREE	167.761	8,2%
ESPAÑA DUTY PAID	43.767	4,1%
INTERNACIONAL	32.035	-20,4%
RETAILING AEROPORTUARIO	243.563	2,6%
OTROS INGRESOS (Exportac. Y Publicidad)	11.079	27,1%
TOTAL NEGOCIO AEROPORT.	254.642	3,5%
TOTAL NEG. PAL. Y MUSEOS	11.806	3,0%
TOTAL OTROS NEGOCIOS (1)	3.637	-5,5%
TOTAL GENERAL	270.085	3,3%

(1): Incluye las actividades inmobiliarias de Aldeasa Gestión y las actividades de restauración aeroportuaria.

El negocio de retail en aeropuertos ha crecido un 2,6 % en el primer semestre de 2003, aumentando en 1 p.p. el ritmo de crecimiento del primer trimestre del año.

El contexto básico del desarrollo de esta actividad a lo largo del primer semestre de 2003 no difiere significativamente del identificado en el informe del primer trimestre del año.

De este modo, durante el periodo semestral en su conjunto, el factor que en mayor medida ha restado intensidad al crecimiento de la actividad de retail en aeropuertos (90,2% del total negocio del Grupo) ha sido la depreciación del dólar usa frente al euro. Este efecto ha reducido en 2,5 p.p. el crecimiento del semestre. El cese de operaciones en Venezuela y Dinamarca, por su

NOTA: en caso de ser insuficiente el espacio reservado en este cuadro para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

VIII. EVOLUCIÓN DE LOS NEGOCIOS

(La información a incluir dentro de este apartado, además de cumplir con lo dispuesto en las instrucciones para la cumplimentación de esta información semestral, deberá hacer mención expresa sobre los siguientes aspectos: evolución de la cifra de ingresos y de los costes anejos a dichos ingresos; composición y análisis de las principales operaciones que han dado lugar a la obtención de resultados extraordinarios; comentario a las operaciones de inversión y desinversión más relevantes, explicando su efecto sobre el fondo de maniobra de la compañía y en especial sobre la tesorería de la misma; explicación suficiente sobre la naturaleza y efectos de las partidas que hayan podido causar una variación significativa sobre la cifra de ingresos o sobre los resultados de la compañía en el semestre actual respecto de los comunicados en el trimestre anterior).

parte eliminan 1,3 p.p de crecimiento. Finalmente, se estima que, pese a su corta duración y circunscribiendo la medición de sus efectos al periodo de hostilidades, el conflicto bélico en Irak ha restado 1 p.p. de crecimiento al primer semestre del año.

La repercusión sobre el negocio de la neumonía asiática durante el periodo semestral considerado resulta de más difícil cuantificación. Más adelante, al comentar la evolución de las ventas a terceros países, dentro del segmento Travel Value & Duty Free España, se proporcionan datos que incorporan dicho efecto.

De las líneas de negocio que forman parte de la actividad de retail aeroportuario, la de mayor tamaño, la venta TV&DF en aeropuertos españoles, ha sido también la de mayor crecimiento en el semestre (+8,2%). La reducción del ritmo de crecimiento entre los trimestres segundo y primero del año debe atribuirse, en parte, a la extinción de los efectos negativos del 11-S sobre el tráfico aéreo, claramente visibles en las tasas de crecimiento de los meses de enero y febrero de 2,003, así como a la crisis de los viajes con destino Asia Pacífico a consecuencia de la neumonía asiática, que afectó principalmente la actividad del segundo trimestre de 2.003.

Como la mayoría de los elementos de contextualización del semestre, concentran sus efectos en los viajes de larga distancia (terceros países), ello explica que el crecimiento de ventas del semestre en TV&DF se haya basado en la favorable evolución de ventas a viajeros domésticos (+17,4%) y a viajeros intracomunitarios (+12,8%). Las ventas a pasajeros con destino a terceros países disminuyeron, en cambio, un +7,9%. Esta última magnitud es consecuencia del descenso del 2% en los viajeros con este destino durante el semestre, a lo que se añade una caída del 5,9% en su gasto medio, entre cuyas causas se estima fundamental el encarecimiento relativo de nuestra oferta para rentas relacionadas con el dólar usa. En cambio, el gasto por pasajero en las ventas a viajeros intracomunitarios y nacionales ha evolucionado positivamente durante el semestre con tasas de variación de +2,6% y del +9,9% respectivamente.

La segunda línea de negocio en cuanto a su volumen, la venta en régimen fiscal ordinario (Duty Paid), que la compañía realiza fundamentalmente en los principales aeropuertos del archipiélago canario, ha crecido durante el semestre el 4,1%.

Las ventas en el archipiélago (90% de esta línea de negocio) crecieron el 6% durante el semestre, reflejo de la progresiva recuperación del tráfico de pasajeros hacia este destino turístico que no ha resultado afectado por ninguno de los factores desfavorables para el desarrollo de la actividad comentados. El gasto por pasajero en el archipiélago ha evolucionado en línea con lo sucedido en la actividad TV&DF (+2%). Las tiendas duty paid en la peninsula y Baleares han drenado cerca de 2 p.p. de crecimiento a la actividad duty paid, como consecuencia del cierre de las tiendas menos rentables (Palma de Mallorca) y de las obras en curso en los aeropuertos de Barcelona (terminal olímpica) y Málaga, que ha afectado la operatividad de determinadas zonas de los respectivos aeropuertos.

Las operaciones internacionales del Grupo durante el semestre presentan un descenso del 20,4%, respecto del mismo periodo de 2.002. Ello supone una notable reducción del ritmo de disminución que mostraban al final del primer trimestre del año, como consecuencia de la sistemática mejora de la actividad en todas las semanas del semestre posteriores a la declaración

NOTA: en caso de ser insuficiente el espacio reservado en este cuadro para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

VIII. EVOLUCIÓN DE LOS NEGOCIOS

(La información a incluir dentro de este apartado, además de cumplir con lo dispuesto en las instrucciones para la cumplimentación de esta información semestral, deberá hacer mención expresa sobre los siguientes aspectos: evolución de la cifra de ingresos y de los costes anejos a dichos ingresos; composición y análisis de las principales operaciones que han dado lugar a la obtención de resultados extraordinarios; comentario a las operaciones de inversión y desinversión más relevantes, explicando su efecto sobre el fondo de maniobra de la compañía y en especial sobre la tesorería de la misma; explicación suficiente sobre la naturaleza y efectos de las partidas que hayan podido causar una variación significativa sobre la cifra de ingresos o sobre los resultados de la compañía en el semestre actual respecto de los comunicados en el trimestre anterior).

de fin del conflicto bélico de Irak el pasado 1 de mayo. En síntesis, considerando los aeropuertos y países operativos en el primer semestre de ambos años, la actividad internacional hubiese crecido un 4% expresada en sus monedas de referencia. Los cierres de Venezuela y Dinamarca durante el primer semestre de 2.002 han restado 7,2 p.p. a dicho crecimiento, el efecto restante sobre la tasa de variación del semestre (-17,2%) hasta concretar el descenso del 20,4%, es consecuencia de la apreciación del euro frente al dólar usa.

La evolución de los principales indicadores de actividad relativos al negocio aeroportuario es la siguiente:

(porcentajes de variación respecto del primer semestre de 2002)

	Duty Free		Duty Paid (2)
	España (1)	Internacional (2)	España
Pasajeros	7,0	2,1	3,1
Gasto por pax	1,2	-14,2	2,0
Superficie de venta	2,6	0,2	3,0
Venta / m2	5,5	-12,5	0,2

(1): Travel Value & Duty Free.
(2): Cifras homogeneizadas.

La División de Palacios y Museos ha aumentado sus ventas durante el primer semestre de 2.003 en un 3%. El crecimiento se ha producido en el segundo trimestre del año y en él ha jugado un papel fundamental el éxito de público de la exposición de pintura sobre Vermeer y el interior holandés que se llevó a cabo en el Museo del Prado hasta finales de mayo pasado.

Las restantes actividades del Grupo, restauración y gestión inmobiliaria, alcanzan una facturación un 5,5 % inferior a la del primer semestre de 2.002. Esta reducción en el nivel de actividad es aparente, siendo consecuencia del cambio en el criterio de consolidación de la actividad de restauración que se realiza a través de la sociedad Foodlasa, una vez que se redujo del 60% al 50% la participación en la misma. Sobre bases contables homogéneas las actividades comentadas hubiesen crecido un 17% al finalizar el primer semestre del año.

Respecto de los resultados de gestión, el margen bruto de las actividades de distribución comercial, descontados los impuestos especiales y los costes aduaneros que gravan parte de dichas actividades, se situó durante el primer semestre del año en el 46,7%, 7 décimas de p.p. por debajo del conseguido durante el mismo período de 2.002. Ello supone una mejora de 4 décimas de p.p. respecto de la variación de este margen al final del primer trimestre del año en curso.

Como quedó comentado en el informe del primer trimestre, el cambio negativo en el margen bruto se debe, por este orden, al fuerte incremento de las ventas intracomunitarias de cigarrillos, tras el aumento en noviembre de 2.002 de la franquicia que rige para las entradas en el Reino Unido hasta situarla en 16 cartones y, de otro lado, a la pérdida de peso relativo de las ventas a terceros paises. En sentido contrario (positivo) ha operado la mejora en las condiciones de compra del surtido de productos a la venta. La reducción del margen bruto global se ha visto

NOTA: en caso de ser insuficiente el espacio reservado en este cuadro para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

VIII. EVOLUCIÓN DE LOS NEGOCIOS

(La información a incluir dentro de este apartado, además de cumplir con lo dispuesto en las instrucciones para la cumplimentación de esta información semestral, deberá hacer mención expresa sobre los siguientes aspectos: evolución de la cifra de ingresos y de los costes anejos a dichos ingresos; composición y análisis de las principales operaciones que han dado lugar a la obtención de resultados extraordinarios; comentario a las operaciones de inversión y desinversión más relevantes, explicando su efecto sobre el fondo de maniobra de la compañía y en especial sobre la tesorería de la misma; explicación suficiente sobre la naturaleza y efectos de las partidas que hayan podido causar una variación significativa sobre la cifra de ingresos o sobre los resultados de la compañía en el semestre actual respecto de los comunicados en el trimestre anterior).

parcialmente compensada por la mejora en el margen de la actividad duty paid a consecuencia del factor citado en el último lugar y a la extensión en el tiempo de las ventajas que ha comportado la reorganización de los suministros a las Islas Canarias, con acentuación de las compras a fabricantes y distribuidores locales, como adaptación a los cambios que se produjeron en 2.002 en el marco fiscal del archipiélago.

Los costes de personal del Grupo, ajustados para registrar los efectos de las contrataciones a través de empresas de trabajo temporal (ETT´s) han aumentado el 1,4%, disminuyendo su repercusión sobre al cifra de negocio en 2 décimas de p.p.. Los replanteamientos llevados a cabo en los centros menos eficientes son el principal factor explicativo de esta moderada mejora.

Los otros costes operativos que incluyen cánones concesionales y amortizaciones han aumentado, respecto del primer semestre de 2.002, un 1%, con ello reducen su repercusión sobre la cifra de negocio en 5 décimas de p.p. Las actuaciones para mejorar la rentabilidad de aquellos negocios que la tienen más baja o que han experimentado recientes cambios adversos en sus operaciones, fundamentalmente negocio internacional, Duty Paid y restauración, son los elementos que explican, fundamentalmente, el comportamiento favorable de este apartado de costes.

Como resultado de todos los cambios en la estructura de costes del Grupo comentados, el margen EBITDA durante el primer semestre de 2.003 se sitúa en el 9,3%, con un aumento de 3 décimas de p.p. respecto del nivel alcanzado en el mismo periodo de 2.002. El margen EBIT del semestre asciende al 6,4% con una mejora de 2 décimas de p.p. respecto de 2.002.

Los resultados financieros consolidados del Grupo durante el semestre se sitúan en 2,52 millones de euros de gasto neto, inferior en cerca de 0,3 millones de euros a la dotación semestral a la amortización del Fondo de Comercio de consolidación, como consecuencia de haberse incrementado la tesorería del Grupo y con ello, los rendimientos financieros.

Los resultados extraordinarios del semestre arrojan un saldo negativo de 0,35 millones de euros derivados de regularizaciones de saldos y retiros de activos fijos por remodelaciones de tiendas.

Finalmente, el beneficio neto atribuible a los accionistas de Aldeasa al cierre del primer semestre de 2.003, se sitúan en 10,2 millones de euros, reflejando con ello un aumento del 15,6% respecto de los alcanzados durante el mismo periodo de 2.002.

NOTA: en caso de ser insuficiente el espacio reservado en este cuadro para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

IX. DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO :

(Se hará mención de los dividendos efectivamente pagados desde el inicio del ejercicio económico).

		% sobre Nominal	Euros por acción (x,xx)	Importe (miles de euros)
Acciones Ordinarias	3100	45,77	0,55	11.535
Acciones Preferentes	3110			
Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

Anexo en la hoja siguiente

X. HECHOS SIGNIFICATIVOS (*)

		SI	NO
1.Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en Bolsa determinantes de la obligación de comunicar contemplada en el art. 53 de la LMV (5 por 100 y múltiplos).	3200		X
2.Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100).	3210		X
3.Otros aumentos o disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc.).	3220		X
4.Aumentos y reducciones del capital social o del nominal de las acciones.	3230		X
5.Emisiones, reembolsos o cancelaciones de empréstitos.	3240		X
6.Cambios de los Administradores o del Consejo de Administración.	3250	X	
7.Modificaciones de los Estatutos Sociales.	3260		X
8.Transformaciones, fusiones o escisiones.	3270		X
9.Cambios en la regularización institucional del sector con incidencia significativa en la situación económica o financiera de la Sociedad o del Grupo.	3280		X
10.Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la Sociedad o del Grupo.	3290		X
11.Situaciones concursales, suspensiones de pagos, etc.	3310		X
12.Acuerdos especiales de limitación, cesión o renuncia, total o parcial, de los derechos políticos y económicos de las acciones de la Sociedad.	3320		X
13.Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc.).	3330		X
14.Otros hechos significativos.	3340	X	

(*)Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRBV.

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

El 27 de Enero de 2.003, el Consejo de Administración de Aldeasa, S.A. aprobó la entrega de un segundo dividendo a cuenta del beneficio del ejercicio 2002 de 0,25 euros brutas por acción a cada una de las acciones no incluídas en la autocartera de la Sociedad. Este dividendo fue abonado con fecha 20 de febrero de 2003.

El 23 de Abril de 2.003, el Consejo de Administración de Aldeasa S.A. aprobó la entrega de un tercer dividendo a cuenta del beneficio del ejercicio 2002 de 0,30 euros brutos por acción a cada una de las acciones no incluidas en la autocartera de la Sociedad. Este dividendo fue abonado con fecha 23 de mayo de 2003.

El 20 de Junio de 2.003, la Junta General de Accionistas de Aldeasa S.A. aprobó el pago de un dividendo extraordinario con cargo a reservas voluntarias de 0,13 euros brutos por acción que será distribuido entre todas las acciones no incluidas en la autocartera de la Sociedad. Este dividendo fue abonado con fecha 15 de julio de 2003 por lo que no se incluye en el cuadro anterior.

XI. ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

SE ADJUNTA ARCHIVO

F) ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

ENERO

Fecha 30 Enero 2003

El Consejo de Administración de Aldeasa, S.A. acordó en su reunión del 27/01/03, satisfacer, a cuenta del dividendo correspondiente al ejercicio 2002, la cantidad bruta de 0,25 euros por acción. La citada cantidad se hará efectiva a partir del 24/02/03.

FEBRERO

Fecha 3 Febrero 2003

La Sociedad comunica la venta de 1.710 participaciones sociales, representativas del 50% del capital social de Foodlasa, S.L., a Compass Group Holdings, Spain S.L.

Aldeasa y el Grupo Compass se unen para desarrollar la restauración en aeropuertos.

Fecha 24 Febrero 2003 **Hecho relevante número 40043**

La Sociedad remite información correspondiente al segundo semestre de 2002.

Fecha 24 Febrero 2003

La Sociedad remite informe accionistas Enero-Diciembre 2002.

La Sociedad remite nota de prensa sobre los resultados obtenidos en 2002.

La Sociedad remite presentación.

MARZO

Fecha 18 Marzo 2003

La Sociedad remite información sobre el Comité de Auditoria.

ABRIL

Fecha 29 Abril 2003

El Consejo de Administración de Aldeasa, S.A. acordó por unanimidad satisfacer a cuenta del dividendo correspondiente al ejercicio 2002 la cantidad bruta de 0,3 euros por acción.

NOTA: en caso de ser insuficente el espacio reservado en este cuadro para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

F) ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

MAYO

Fecha 13 Mayo 2003 **Hecho relevante número 41865**

La Sociedad remite avance trimestral de los resultados correspondientes al primer trimestre de 2003.

Fecha 13 Mayo 2003

La Sociedad remite información sobre el primer trimestre de 2003.

La Sociedad remite presentación.

La sociedad remite información sobre los resultados del primer trimestre de 2003.

Fecha 22 Mayo 2003 **Hecho relevante número 42132**

El Consejo de Administración ha aceptado la dimisión, debido a motivos personales del Consejero D. Eduardo Sanfrutos Martín. Se ha nombrado Consejero por el procedimiento de cooptación a D. Pío Cabanillas Alonso, hasta su ratificación en la próxima Junta General.

Fecha 27 Mayo 2003 **Hecho relevante número 42228**

El Consejo de Administración de Aldeasa, S.A., en su sesión del 23/04/03, ha acordado convocar Junta General Ordinaria y Extraordinaria de Accionistas, que se celebrará el 19/06/03, en primera convocatoria, y, el día 20/06/03 en segunda convocatoria.

Fecha 27 Mayo 2003 **Hecho relevante número 42230**

La Sociedad remite informe del Consejo de Administración de propuesta de acuerdos para la Junta General Ordinaria y Extraordinaria de Accionistas de Aldeasa, S.A.

JUNIO

Fecha 20 Junio 2003 **Hecho relevante número 42786**

La Sociedad comunica que ha aprobado en la Junta General Ordinaria y Extraordinaria de Accionistas, ha aprobado las cuentas del ejercicio 2002, las modificaciones estatutarias y el nuevo Reglamento de la Junta General de Accionistas.

Fecha 20 Junio 2003

La Sociedad remite presentación realizada en la Junta General de Accionistas de 20/06/2003.

NOTA: en caso de ser insuficente el espacio reservado en este cuadro para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

F) ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

Fecha 24 Junio 2003 **Hecho relevante número 42851**

La Sociedad remite información sobre la Junta General Ordinaria y Extraordinaria de Accionistas celebrada el pasado día 20 de junio de 2003 en segunda convocatoria, se aprobaron por unanimidad todos los puntos incluidos en el Orden del Día.

Fecha 26 Junio 2003

La Sociedad comunica el pago de un dividendo extraordinario de 0,13 euros brutos por acción, que se realizará el día 15/07/03.

NOTA: en caso de ser insuficente el espacio reservado en este cuadro para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "BolE2t03.pdf"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 28/08/2003 a las 15.36.00
- ha sido recibido correctamente en la CNMV el 28/08/2003 a las 18.23.00
- asignándole el número 2003092732 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es a02a1ad88a1322ebf8fe9e929b2c4f89

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.______________________________________
como ____________________________________
de la entidad (la remitente) ________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

January-June 2

Aldeasa

COMPANY NEWSLETTER

2003

Profit & loss statement [consolidated]

	6-30-2003 Million euros	6-30-2003 Percentage of sales 2003	6-30-2002 Million euros	6-30-2002 Percentage of sales 2002	2003/2002 Change (percentage)
Net sales	270.08	100.0%	261.37	100.0%	3.3%
Cost of goods sold	140.55	52.0%	134.17	51.3%	4.8%
Gross margin	129.53	48.0%	127.20	48.7%	1.8%
Operating costs	104.44	38.7%	103.77	39.7%	0.6%
EBITDA	25.09	9.3%	23.43	9.0%	7.1%
Amortization	7.80	2.9%	7.14	-2.7%	9.2%
EBIT	17.29	6.4%	16.29	6.2%	6.1%
Financial results	-2.52	-0.9%	-3.60	-1.4%	30.0%
Extraordinary results	-0.35	-0.1%	-1.78	-0.7%	-80.3%
Pre-tax profit	14.42	5.3%	10.91	4.2%	32.2%
Taxes	3.81	-1.4%	2.29	0.9%	66.4%
Minority interest	-0.41	-0.2%	-0.20	-0.1%	105.0%
Net profit	10.20	3.8%	8.82	3.4%	15.6%

Balance [consolidated]

	6-30-2003 Million euros	6-30-2002 Million euros	2003/2002 Change (percentage)
Fixed assets	93.29	100.76	-7.4%
Current assets	155.94	142.07	9.8%
Total assets = total liabilities	298.50	297.82	0.3%
Shareholders equity	167.23	166.10	0.8%
Provision for contingencies and exp.	4.45	2.30	93.5%
Long term creditors	18.78	25.54	-26.5%
Short term creditors	105.22	101.23	3.9%

OK

	6-30-2003		6-30-2002		2003/2002
	Million euros	Percentage of sales 2003	Million euros	Percentage of sales 2002	Change (percentage)
Airport business	254.64	94.3%	246.05	94.1%	3.5%
Spanish airports					
Travel Value & Duty Free	167.75	62.1%	155.04	59.3%	8.2%
Spanish airports Duty Paid	43.77	16.2%	42.04	16.1%	4.1%
Airports in other countries	32.03	11.9%	40.25	15.4%	-20.4%
Other income (exports & advertising)	11.08	4.1%	8.72	3.3%	27.1%
Palaces & Museums	11.81	4.4%	11.47	4.4%	3.0%
Othes businesses (1)	3.64	1.3%	3.85	1.5%	-5.5%
Total income	**270.08**	**100.0%**	**261.37**	**100.0%**	**3.3%**

(1) After the logistics activities, includes the real state activities of Aldeasa Gestión and airport restaurant activities.

The Group's Balance Sheet at 30 June 2003 does not reflect any significant variations in comparison with the equivalent period in 2002. Nevertheless, it is worth mentioning that the Group's cash position in the period under comparison showed an increase of 28.5M€, reflecting the reduction in working capital. Therefore, asset rotation on a year-on-year basis was 2.2x, 15% more than in the first six months of 2002.

Airport business

The Group posted 270.08M€ net and consolidated sales in first-half year 2003, showing a 3.3% increase vs. the same period a year earlier and an almost 2 percentage point increase in the second vs. the first quarter of the year.

Airport retail business sales were up 2.6% in the first half of 2003, 1 percentage point more than in the first quarter of the year.

The basic context for the development of this activity does not reflect any significant changes vs. the fist quarter of the year.

The depreciation of the dollar against the euro— responsible for a 2.5 p.p. drop— was the factor having the strongest impact on the growth in the airport retail business (90.2% of the Group's total sales). Furthermore, growth was down 1.3 p.p. as a consequence of the close of operations in Venezuela and Denmark. Lastly, despite its short duration and with its impact limited to the actual period of hostilities, the war in Iraq was responsible for a 1p.p. reduction in first half-year growth.

It is difficult to quantify the impact of SARS on the results for this period with data provided further down on sales to third countries in the Travel Value & Duty Free Spain segments reflecting its impact.

In the business lines comprising retail airport activities, the largest of these, TV&DF in Spanish airports showed the strongest growth in the January to June period (+8.2%). The more sluggish growth in the second quarter vs. the first quarter of the year is partly attributable to the mitigation of the 11S impact as reflected in

January-February 2003 growth rates, as well as the drop in Asia Pacific destination travel because of the SARS epidemic which mainly affected second quarter 2003 activities.

Most of the elements having an impact on the first six months results involve long-distance travel (third countries), and therefore, TV&DF sales growth in the period can be attributable to the positive performance of sales to domestic (+17.4%) and inter-E.U. passengers (+12.8%). Sales to passengers to third countries, however, fell 7.9%. This last aggregate is the consequence of the 2.1% drop in travellers to these destinations in the period plus a 5.9% decrease in average spending, mainly because of the price increase in US$ related sales. Nevertheless, the evolution of intra-E.U. and domestic passenger spending was positive in this period, with a variation of (+2.6%) and (+9.9%), respectively.

Duty Paid, the second business line in terms of volume and in which the Company engages in mainly in the major airports in the Canary Islands, showed 4.1% growth in the first six months. Sales in the archipelago (90% of this activity) were up 6% in the half-year period thanks to the gradual recovery in passenger traffic to this tourist destination that was not affected by any of the negative factors mentioned above. The trend in per passenger spending in the Canary Islands (+2%) was similar to the trend observed in TV&DF activities. Sales in duty paid stores in the mainland and in the Balearic Islands were responsible for drop of 2 p.p. in overall duty paid activities because of the shutdown of less profitable stores (Palma de Mallorca) and the works in progress at the Barcelona (Olympic terminal) and Malaga airports which affected operations in certain parts of these airports.

The Group's international operations in the first six months fell 20.4% in comparison with the equivalent 2002 period, implying a significant improvement in the sluggish trend seen at the end for the first quarter of the year thanks to the systematic improvement in the weeks following the end of the war in Iraq last 1 May. In short, considering the airports and countries with operations in the first six-months of both years, international activities would have increased 4% as expressed in reference currencies. The close of operations in Venezuela and Denmark in the first six months of 2002 resulted in a decrease of 7.2 p.p., with appreciation of the euro against the dollar responsible for an additional drop of 17.2%, and, consequently, the total decline international operations in the period was 20.4%.

The performance of the key business indicators in the airport business is as follows:

	Duty Free		Duty Paid (2)
	Spain (1)	International (2)	Spain
Passengers	7.0	2.1	3.1
Exp. per pax.	1.2	-14.2	2.0
Sales area	2.6	0.2	3.0
Sales / m^2	5.5	-12.5	0.2

(1) Tavel Value & Duty Free

(2) Homogeneous figures

Palaces & Museums

First half-year sales at the Palaces and Museums Division were up 3%. This growth, recorded in the second quarter of the year, is mainly attributable to the success of the Vermeer and Dutch interiors exhibit at the Prado Museum that was opened until the end of last May.

Other businesses

Sales in other Group activities restaurant services and real estate management fell 5.5% vs. the first six months of 2002. Nevertheless, this drop is attributable to the change in the scope of consolidation for the restaurant activities carried out by Foodlasa, after the Group reduced its stake in this company from 60 to 50%. On like-for-like terms, these activities would have shown 17% growth in the first six months of the year.

Income by business line



1.3%
4.4%
4.1%
11.9%
62.1%
16.2%

Spanish airports Travel Value & Duty Free	62.1%
Spanish airports Duty Paid	16.2%
Airports in other countries	11.9%
Other incomes	4.1%
Palaces & Museums	4.4%
Other businesses	1.3%

Results

With respect to management results, the gross margin for retail activities, after special taxes and duties levied on these activities, was 46.7% in this first six-month period, 7 decimal percentage points less than in the equivalent 2002 period. This implies a 4 p.p. positive variation vs. the first quarter of this year.

As mentioned in the first quarter report, the negative variation in the gross margin is the consequence, firstly, of the sharp rise in intra-E.U. cigarette sales following the increase in the franchise for cigarette cartons into the U.K. to 16 cartons, and, secondly, to the relative drop in the weighting of third-country sales. The improvement in the conditions for the purchase of the product mix on sale, in contrast, had a positive impact. The overall drop in the gross margin was partly offset by the growth in duty paid margin because of the previously mentioned second factor, and because of the time extension for the advantages resulting from the reorganisation of supplies to the Canary Islands, with an increase in the purchases from local manufacturers and suppliers on the back of the changes introduced in the tax regime for the archipelago in 2002.

The Group's personnel expenses, adjusted for hirings through part-time agencies, increased 1.4%, with its impact on sales declining 2 p.p. This moderate improvement was mainly achieved thanks to the restructuring carried out in the less efficient centres.

Other operating expenses, including concession fees and depreciation, were 1% up vs. the first six months of 2002. The positive variation in this expense caption is mainly attributable to the actions implemented to improve the performance of less profitable businesses or those which recorded negative operational results, namely the international business, Duty Paid, and restaurant services.

The EBITDA margin in the first six months of 2003 was 9.3%, 3 decimal p.p. higher than in the equivalent 2002 period thanks to the previously mentioned changes in the Group's cost structure. The EBIT margin in this period was 6.4%, showing a 2 decimal p.p. improvement vs. the first half-year of 2002.

The Group's consolidated financial results in the first half of 2003 were 2.52M€ of net expenditure 0.3M€ less than the first half consolidated goodwill due to the increase in the Group's cash position and, hence, in the financial results.

Extraordinaries in this six-month period show a negative balance of 0.35M€ because of restatements and the retirement of fixed assets following the revamping in some stores.

Lastly, net reported income at the end of the first half-year of 2003 was 10.2M€, 15.6% higher than in the equivalent 2002 period.


SPRINGFIELD

Springfield store.

Airport business

In the second quarter, in line with the Company's strategy aimed at restructuring the commercial spaces and at adapting product offering to customer demands, work was carried out to revamp some of the stores at the Malaga airport, among these: Shop in Store, On air, Lacoste, Timberland, Supersport. Work at the Springfield store will begin shortly.

More than 530 m^2 have been refurbished to improve the shopping experience of passengers at this airport.

6 June: A 103 m^2 Springfield store was opened at Barcelona's El Prat airport.

General data

Social capital (million euros)	25.20
Number of shares	21,000,000
Nominal value (euros)	1.20 €

Stockmarket information

Earning per share	0.49 euros
Book per share	7.97 euros
Price / book value	2.2 veces

2003 Stockmarket performance

Shareprice (euros)	
– Last (30 de junio)	17.90
– High (18 de junio)	17.91
– Low (26 de febrero)	13.11
Market capitalisation (millions €)	375.90
Average daily trading (millions €)	0.87
Average daily trading (n° of shares)	57,771

Dividends

On 23 April 2003, Aldeasa's Board of Directors approved a gross interim dividend of 0.30 €. This ammount was paid to the Company's shareholders 20 May 2003.

Shareprice evolution Aldeasa Vs. Ibex 35


45
40
35
30
25
20
15
10
15,000
14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
june 98
june 99
june 00
june 01
june 02
1 October 1997
Aldeasa Shareprice (euros)
Index IBEX 35
30 June 2003

		Individual 6-30-2003 Thousands of euro	Individual 6-30-2002 Thousands of euro	Consolidated 6-30-2003 Thousands of euro	Consolidated 6-30-2002 Thousands of euro
Assets	a. Due from shareholders for uncalled capital				
	1. Start-up expenses	577	789	2,184	2,941
	2. Intangible assets	6,541	7,938	7,900	9,004
	3. Tangible fixed assets	40,726	43,388	71,348	75,137
	4. Long term financial investment	78,658	85,840	11,483	12,825
	5. Long term own shares	380	852	380	852
	b. Fixed assets	126,909	138,807	93,295	100,759
	c. Goodwil in consolidation	0	0	49,196	54,766
	d. Deferred charges	1,120	802	78	233
	1. Due from shareholders for called capital	0	0	0	0
	2. Inventories	60,001	61,793	79,811	81,628
	3. Customer receivables	27,095	41,599	22,482	33,402
	4. Short-term financial investments	28,099	4,637	32,181	5,498
	5. Short-term own shares	0	0	0	0
	6. Cash	6,759	8,305	19,178	17,312
	7. Accrual account	2,068	2,295	2,283	4,227
	e. Current assets	124,022	118,629	155,935	142,067
	Total assets (a+b+c+d+e)	**252,051**	**258,238**	**298,504**	**297,825**
Liabilities	1. Capital stock	25,200	25,200	25,200	25,200
	2. Paid in surplus/additioned paid in capital	49,421	49,421	49,421	49,421
	3. Reserves of the controlling company	62,453	65,174	82,680	78,237
	4. Reserves at companies consolidated	0	0	6,181	6,287
	5. Translation differences	0	0	-6,455	-1,869
	6. Income for the year atribuited to the controlling company	6,117	4,324	10,201	8,825
	7. Intering dividend	0	0	0	0
	a. Shareholders equity	143,191	144,119	167,228	166,101
	b. Income of company by the equity method minority interests	0	0	2,825	2,481
	c. Negative consolidated adjustment	0	0	0	166
	d. Deferred revenues	0	0	0	0
	e. Provision for contingencies and expenses	2,919	1,900	4,446	2,301
	1. Uncalled capital payment payable	0	0	0	0
	2. Payable to credit entities	17,265	24,099	17,267	24,099
	3. Other accounts payable	0	0	0	0
	4. Otras deudas a largo plazo	4,834	4,834	1,517	1,446
	f. Long term debts	22,099	28,933	18,784	25,545
	1. Payable to credit entities	6,737	5,732	6,737	5,734
	2. Debts to grow an associated companies	101	0	0	0
	3. Trade account payable	52,805	54,345	57,803	60,802
	4. Other accounts payable	24,199	22,865	40,681	34,333
	5. Accrual accounts	0	344	0	362
	g. Current liabilities	83,842	83,286	105,221	101,231
	h. Operating provisions	0	0	0	0
	Total shareholders' equity and liab. (a+b+c+d+e+f+g+h)	**252,051**	**258,238**	**298,504**	**297,825**

6

	INDIVIDUAL				CONSOLIDATED			
	6-30-2003		6-30-2002		6-30-2003		6-30-2002	
	Thousands of euro	%	Thousands of euro	%	Thousands of euro	%	Thousands of euro	%
Net revenues	212,541	100.0%	201,718	100.0%	270,085	100.0%	261,371	100.0%
Other income	42	0.0%	2	0.0%	57	0.0%	-2	0.0%
Inventory change	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Revenues	212,583	100.0%	201,720	100.0%	270,142	100.0%	261,369	100.0%
Cost of goods sold	-119,822	-56.4%	-116,025	-57.5%	-138,730	-51.4%	-130,922	-50.1%
Inventory change	-1,792	-0.8%	2,945	1.5%	-1,817	-0.7%	-3,245	-1.2%
Other operating expenses	-48,379	-22.8%	-47,707	-23.7%	-72,430	-26.8%	-73,559	-28.1%
Added value adjusted	42,590	20.0%	40,933	20.3%	57,165	21.2%	53,643	20.5%
Personal expenses	-25,743	-12.1%	-24,428	-12.1%	-32,023	-11.9%	-30,356	-11.6%
Gross operating income	16,847	7.9%	16,505	8.2%	25,142	9.3%	23,287	8.9%
Depretation and amortization	-4,311	-2.0%	-4,377	-2.2%	-6,872	-2.5%	-6,595	-2.5%
Provision of the reversion reserve	-609	-0.3%	-405	-0.2%	-932	-0.4%	-546	-0.2%
Variation in operating provisions	-22	0.0%	155	0.1%	-51	0.0%	146	0.1%
Net operatin income	11,905	5.6%	11,878	5.9%	17,287	6.4%	16,292	6.2%
Financial income	1,233	0.6%	835	0.4%	188	0.1%	705	0.3%
Financial expenses	-611	-0.3%	-718	-0.4%	-557	-0.2%	-674	-0.3%
Exchange adjustaments	69	0.0%	-323	-0.2%	-5	0.0%	-844	-0.3%
Amortization depretation and financial provisions	1,000	0.0%	0	0.0%	567	0.2%	0	0.0%
Conversin results	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Income of companies by the equity method	0	0.0%	0	0.0%	75	0.0%	0	0.0%
Amortization of goodwill	0	0.0%	0	0.0%	-2,785	-1.0%	-2,785	-1.1%
Negative consolidates adjustment revertion	0	0.5%	0	0.0%	0	0.0%	0	0.0%
Income from ordinary activities	13,596	6.4%	11,672	5.8%	14,770	5.5%	12,694	4.9%
Intangible and tangible assets control holdings result	-66	0.0%	-864	-0.4%	-84	0.0%	-924	-0.4%
Intangible and tangible adjustment provisions	-5,570	-2.6%	-4,977	-2.5%	-318	-0.1%	0	0.0%
Own shares and bonds operating income	0	0.0%	113	0.1%	0	0.0%	113	0.0%
Prior year's results	-647	-0.3%	61	0.0%	268	0.1%	-27	0.0%
Other extraordinary results	-182	-0.1%	-532	-0.3%	-212	-0.1%	-940	-0.4%
Income before tax	7,131	3.4%	5,473	2.7%	14,424	5.3%	10,916	4.2%
Corporate income tax	-1,014	-0.5%	-1,149	-0.6%	-3,808	-1.4%	-2,292	-0.9%
Consolidated results	0	0.0%	0	0.0%	10,616	3.9%	8,624	3.3%
external partner results	0	0.0%	0	0.0%	-415	-0.1%	201	0.1%
Consolidated net profit	**6,117**	**2.9%**	**4,324**	**2.1%**	**10,201**	**3.8%**	**8,825**	**3.4%**

7

For more information contact:

Investor Relations
Ayala, 42 – 28001 Madrid
Tel. 00 34 914 36 70 00 - 00 34 914 36 70 59
Fax. 00 34 914 35 52 00
e-mail: accionistas@aldeasa.es
www.aldeasa.es

Aldeasa

enero-junio 12

Aldeasa INFORME ACCIONISTAS

2003

01 PRINCIPALES MAGNITUDES

Cuenta de resultados [consolidado]

	30-6-2003 Millones de euros	30-6-2003 Porcentaje de ventas 2003	30-6-2002 Millones de euros	30-6-2002 Porcentaje de ventas 2002	2003/2002 Variación (porcentaje)
Ventas netas	270,08	100,0%	261,37	100,0%	3,3%
Coste de adquisición	140,55	52,0%	134,17	51,3%	4,8%
Margen bruto	129,53	48,0%	127,20	48,7%	1,8%
Costes operativos	104,44	38,7%	103,77	39,7%	0,6%
EBITDA	25,09	9,3%	23,43	9,0%	7,1%
Amortizaciones	7,80	2,9%	7,14	-2,7%	9,2%
EBIT	17,29	6,4%	16,29	6,2%	6,1%
Resultados financieros	-2,52	-0,9%	-3,60	-1,4%	30,0%
Resultados extraordinarios	-0,35	-0,1%	-1,78	-0,7%	-80,3%
Beneficio bruto	14,42	5,3%	10,91	4,2%	32,2%
Impuestos	3,81	-1,4%	2,29	0,9%	66,4%
Resultado atribuido a socios externos	-0,41	-0,2%	-0,20	-0,1%	105,0%
Beneficio atribuido a la sociedad dominante	10,20	3,8%	8,82	3,4%	15,6%

Balance [consolidado]

	30-6-2003 Millones de euros	30-6-2002 Millones de euros	2003/2002 Variación (porcentaje)
Inmovilizado	93,29	100,76	-7,4%
Activo circulante	155,94	142,07	9,8%
Total activo = total pasivo	298,50	297,82	0,3%
Fondos propios	167,23	166,10	0,8%
Provisiones para riesgos y gastos	4,45	2,30	93,5%
Acreedores a largo plazo	18,78	25,54	-26,5%
Acreedores a corto plazo	105,22	101,23	3,9%

	30-6-2003		30-6-2002		2003/2002
	Millones de euros	Porcentaje de ventas 2003	Millones de euros	Porcentaje de ventas 2002	Variación (porcentaje)
Negocio aeroportuario	254,64	94,3%	246,05	94,1%	3,5%
Aeropuertos españoles					
Duty Free & Travel Value	167,75	62,1%	155,04	59,3%	8,2%
Aeropuertos españoles Duty Paid	43,77	16,2%	42,04	16,1%	4,1%
Aeropuertos de otros países	32,03	11,9%	40,25	15,4%	-20,4%
Otros ingresos (exportaciones y publicidad)	11,08	4,1%	8,72	3,3%	27,1%
Palacios y Museos	11,81	4,4%	11,47	4,4%	3,0%
Otros negocios [1]	3,64	1,3%	3,85	1,5%	-5,5%
Total ingresos	270,08	100,0%	261,37	100,0%	3,3%

(1) Tras la venta de las actividades logísticas incluye las actividades inmobiliarias de Aldeasa Gestión y las actividades de restauración aeroportuaria.

El Balance de Situación consolidado del Grupo a 30 de junio de 2003 no muestra cambios en su tamaño dignos de mención en relación con el informado a la misma fecha de 2002. Esto no obstante, sí resulta significativo el incremento de 28,5 mill de euros en la caja del Grupo durante el periodo de comparación, reflejo de las reducciones registradas en circulante, de este modo la rotación de activos anualizada se eleva a 2,2 vueltas, un 15% superior a la conseguida durante el primer semestre de 2002.

La cifra de negocio neta y consolidada del Grupo, durante el primer semestre de 2003, ha sido de 270,08 millones de euros, lo que supone un aumento del 3,3% respecto de la alcanzada durante el mismo período del año precedente. Con ello, durante el segundo trimestre del año en curso se ha acelerado en cerca de 2 p.p. el ritmo de crecimiento del primer trimestre.

Negocio aeroportuario

El negocio de retail en aeropuertos ha crecido un 2,6 % en el primer semestre de 2003, aumentando en 1 p.p. el ritmo de crecimiento del primer trimestre del año.

El contexto básico del desarrollo de esta actividad a lo largo del primer semestre de 2003 no difiere significativamente del identificado en el informe del primer trimestre del año.

De este modo, durante el periodo semestral en su conjunto, el factor que en mayor medida ha restado intensidad al crecimiento de la actividad de retail en aeropuertos (90,2% del total negocio del Grupo) ha sido la depreciación del dólar USA frente al euro. Este efecto ha reducido en 2,5 p.p. el crecimiento del semestre. El cese de operaciones en Venezuela y Dinamarca, por su parte eliminan 1,3 p.p de crecimiento. Finalmente, se estima que, pese a su corta duración y circunscribiendo la medición de sus efectos al periodo de hostilidades, el conflicto bélico en Irak ha restado 1 p.p. de crecimiento al primer semestre del año.

La repercusión sobre el negocio de la neumonía asiática durante el periodo semestral considerado resulta de más difícil cuantificación. Más adelante, al comentar la evolución de las ventas a terceros países, dentro del segmento Travel Value & Duty Free España, se proporcionan datos que incorporan dicho efecto.

De las líneas de negocio que forman parte de la

actividad de retail aeroportuario, la de mayor tamaño, la venta TV&DF en aeropuertos españoles, ha sido también la de mayor crecimiento en el semestre (+8,2%). La reducción del ritmo de crecimiento entre los trimestres segundo y primero del año debe atribuirse, en parte, a la extinción de los efectos negativos del 11 S sobre el tráfico aéreo, claramente visibles en las tasas de crecimiento de los meses de enero y febrero de 2003, así como a la crisis de los viajes con destino Asia Pacífico a consecuencia de la neumonía asiática, que afectó principalmente la actividad del segundo trimestre de 2003.

Como la mayoría de los elementos de contextualización del semestre, concentran sus efectos en los viajes de larga distancia (terceros países), ello explica que el crecimiento de ventas del semestre en TV&DF se haya basado en la favorable evolución de ventas a viajeros domésticos (+17,4%) y a viajeros intracomunitarios (+12,8%). Las ventas a pasajeros con destino a terceros países disminuyeron, en cambio, un 7,9%. Esta última magnitud es consecuencia del descenso del 2% en los viajeros con este destino durante el semestre, a lo que se añade una caída del 5,9% en su gasto medio, entre cuyas causas se estima fundamental el encarecimiento relativo de nuestra oferta para rentas relacionadas con el dólar usa. En cambio, el gasto por pasajero en las ventas a viajeros intracomunitarios y nacionales ha evolucionado positivamente durante el semestre con tasas de variación de (+2,6%) y del (+9,9%) respectivamente.

La segunda línea de negocio en cuanto a su volumen, la venta en régimen fiscal ordinario (Duty Paid), que la compañía realiza fundamentalmente en los principales aeropuertos del archipiélago canario, ha crecido durante el semestre el 4,1%.

Las ventas en el archipiélago (90% de esta línea de negocio) crecieron el 6% durante el semestre, reflejo de la progresiva recuperación del tráfico de pasajeros hacia este destino turístico que no ha resultado afectado por ninguno de los factores desfavorables para el desarrollo de la actividad comentados. El gasto por pasajero en el archipiélago ha evolucionado en línea con lo sucedido en la actividad TV&DF, (+2%). Las tiendas duty paid en la península y Baleares han drenado cerca de 2 p.p. de crecimiento a la actividad duty paid, como consecuencia del cierre de las tiendas menos rentables (Palma de Mallorca) y de las obras en curso en los aeropuertos de Barcelona (terminal olímpica) y Málaga, que ha afectado la operatividad de determinadas zonas de los respectivos aeropuertos.

Las operaciones internacionales del Grupo durante el semestre presentan un descenso del 20,4%, respecto del mismo periodo de 2002. Ello supone una notable reducción del ritmo de disminución que mostraban al final del primer trimestre del año, como consecuencia de la sistemática mejora de la actividad en todas las semanas del semestre posteriores a la declaración de fin del conflicto bélico de Irak el pasado 1 de mayo. En síntesis, considerando los aeropuertos y países operativos en el primer semestre de ambos años, al actividad internacional hubiese crecido un 4% expresada en sus monedas de referencia. Los cierres de Venezuela y Dinamarca durante el primer semestre de 2002 han restado 7,2 p.p. a dicho crecimiento, el efecto restante sobre la tasa de variación del semestre (-17,2%) hasta concretar el descenso del 20,4%, es consecuencia de la apreciación del euro frente al dólar usa.

La evolución de los principales indicadores de actividad relativos al negocio aeroportuario es la siguiente:

	Duty Free		**Duty Paid** [2]
	España [1]	Internacional [2]	España
Pasajeros	7,0	2,1	3,1
Gasto por pasajero	1,2	-14,2	2,0
Superficie de venta	2,6	0,2	3,0
Venta por metro cuadrado	5,5	-12,5	0,2

(1) Tavel Value & Duty Free

(2) Cifras homogeneizadas

Palacios y Museos

La División de Palacios y Museos ha aumentado sus ventas durante el primer semestre de 2003 en un 3%. El crecimiento se ha producido en el segundo trimestre del año y en él ha jugado un papel fundamental el éxito de público de la exposición de pintura sobre Vermeer y el interior holandés que se llevó a cabo en el Museo del Prado hasta finales de mayo pasado.

Otros negocios

Las restantes actividades del Grupo restauración y gestión inmobiliaria alcanzan una facturación de un 5,5 % inferior a la del primer semestre de 2002. Esta reducción en el nivel de actividad es aparente, siendo consecuencia del cambio en el criterio de consolidación de la actividad de restauración que se realiza a través de la sociedad Foodlasa, una vez que se redujo del 60% al 50% la participación en la misma. Sobre bases contables homogéneas las actividades comentadas hubiesen crecido un 17% al finalizar el primer semestre del año.

Resultados

Respecto de los resultados de gestión, el margen bruto de las actividades de distribución comercial, descontados los impuestos especiales y los costes aduaneros que gravan parte de dichas actividades, se situó durante el primer semestre del año en el 46,7%, 7 décimas de p.p. por debajo del conseguido durante el mismo período de 2002. Ello supone una mejora de 4 décimas de p.p. respecto de la variación de este margen al final del primer trimestre del año en curso.

Como quedó comentado en el informe del primer trimestre, el cambio negativo en el margen bruto se debe, por este orden, al fuerte incremento de las ventas intracomunitarias de cigarrillos, tras el aumento en noviembre de 2002 de la franquicia que rige para las entradas en el Reino Unido hasta situarla en 16 cartones y, de otro lado, a la pérdida de peso relativo de las ventas a terceros países. En sentido contrario (positivo) ha operado la mejora en las condiciones de compra del surtido de productos a la venta. La reducción del margen bruto global se ha visto parcialmente compensada por la mejora en el margen de la actividad duty paid a consecuencia del factor citado en el último lugar y a la extensión en el tiempo de las ventajas que ha comportado la reorganización de los suministros a las Islas Canarias, con acentuación de las compras a fabricantes y distribuidores locales, como adaptación a los cambios que se produjeron en 2002 en el marco fiscal del archipiélago.

Los costes de personal del Grupo, ajustados para registrar los efectos de las contrataciones a través de empresas de trabajo temporal (ETT´s) han aumentado el 1,4%, disminuyendo su repercusión sobre al cifra de negocio en 2 décimas de p.p. Los replanteamientos llevados a cabo en los centros menos eficientes son el principal factor explicativo de esta moderada mejora.

Los otros costes operativos que incluyen cánones concesionales y amortizaciones han aumentado, respecto del primer semestre de 2002, un 1%,

Ingresos por línea de negocio



1,3%
4,4%
4,1%
11,9%
62,1%
16,2%

Aeropuertos españoles Travel Value & Duty Free	62,1%
Aeropuertos españoles Duty Paid	16,2%
Aeropuertos no españoles	11,9%
Otros ingresos	4,1%
Palacios y Museos	4,4%
Otros negocios	1,3%

con ello reducen su repercusión sobre la cifra de negocio en 5 décimas de p.p. Las actuaciones para mejorar la rentabilidad de aquellos negocios que la tienen más baja o que han experimentado recientes cambios adversos en sus operaciones, fundamentalmente negocio internacional, Duty Paid y restauración, son los elementos que explican, fundamentalmente, el comportamiento favorable de este apartado de costes.

Como resultado de todos los cambios en la estructura de costes del Grupo comentados, el margen EBITDA durante el primer semestre de 2003 se sitúa en el 9,3%, con un aumento de 3 décimas de p.p. respecto del nivel alcanzado en el mismo periodo de 2002. El margen EBIT del semestre asciende al 6,4% con una mejora de 2 décimas de p.p. respecto de 2002.

Los resultados financieros consolidados del Grupo durante el semestre se sitúan en 2,52 millones de euros de gasto neto, inferior en cerca de 0,3 mill. de euros a la dotación semestral a la amortización del Fondo de Comercio de consolidación, como consecuencia de haberse incrementado la tesorería del Grupo y con ello, los rendimientos financieros.

Los resultados extraordinarios del semestre arrojan un saldo negativo de 0,35 mill. de euros derivados de regularizaciones de saldos y retiros de activos fijos por remodelaciones de tiendas.

Finalmente, el beneficio neto atribuible a los accionistas de Aldeasa al cierre del primer semestre de 2003, se sitúan en 10,2 millones de euros, reflejando con ello un aumento del 15,6% respecto de los alcanzados durante el mismo periodo de 2002.



Tienda Springfield

Negocio aeroportuario

A lo largo del segundo trimestre y siguiendo con la estrategia de la compañía de reestructuración de espacios comerciales y adecuación del surtido a las necesidades y demandas de los clientes, se han llevado a cabo una serie de remodelaciones en los diferentes establecimientos del aeropuerto de Málaga, entre ellos; Shop in Store, On air, Lacoste, Timberland, Supersport y próximamente Springfield.

En total se han reformado más de 530 m^2, para facilitar las compras a los pasajeros que transitan por este aeropuerto.

6 de junio: Apertura de una tienda Springfield en el aeropuerto de El Prat de Barcelona, con una superficie comercial de 103 m^2.

04 INFORMACIÓN BURSÁTIL

Datos generales

Capital social (millones de euros)	25,20
Número de acciones emitidas	21.000.000
Valor nominal (euros)	1,20

Indicadores bursátiles

Beneficio neto trimestral por acción	0,49 euros
Valor contable por acción	7,97 euros
Precio / valor contable	2,2 veces

Evolución bursátil 2002

Cotización (euros)	
– Última (30 de junio)	17,90
– Máxima (18 de junio)	17,91
– Mínima (26 de febrero)	13,11
Capitalización bursátil (millones €)	375,90
Contratación media diaria (millones €)	0,87
Contratación media diaria (nº acciones)	57.771

Dividendos

El dia 23 de abril de 2003 el Consejo de Administración de Aldeasa, acordó satisfacer a cuenta del dividendo correspondiente al ejercicio de 2002, la cantidad bruta de 0,30 euros por acción. Este importe se hizo efectivo para los accionistas de la Compañía el 20 de mayo de 2003.

Evolución de la cotización de Aldeasa contra el Ibex 35



45
40
35
30
25
20
15
10
15.000
14.000
13.000
12.000
11.000
10.000
9.000
8.000
7.000
6.000
5.000
4.000
junio 98
junio 99
junio 00
junio 01
junio 02
1 de octubre de 1997
Acción Aldeasa (euros)
Índice IBEX 35
30 junio 2003

05 BALANCE

Activo

a.	Importe neto de la cifra de negocio
	1. Gastos de establecimiento
	2. Inmovilizaciones inmateriales
	3. Inmovilizaciones materiales
	4. Inmovilizaciones financieras
	5. Acciones propias a largo plazo
	6. Deudores por operaciones de tráfico a largo plazo
b.	Inmovilizado
c.	Fondo de comercio de consolidación
d.	Gastos a distribuir en varios ejercicios
	1. Accionistas por desembolsos exigidos
	2. Existencias
	3. Deudores
	4. Inversiones financieras temporales
	5. Acciones propias a corto plazo
	6. Tesorería
	7. Ajustes por periodificación
e.	Activo circulante
	Total activo (a+b+c+d+e)

Pasivo

	1. Capital suscrito
	2. Prima de emisión
	3. Reservas de la Sociedad dominante
	4. Reservas de las Sociedades consolidadas
	5. Diferencias de conversión
	6. Resultados atribuibles a la Sociedad dominante
	7. Dividendos a cuenta entregados en el ejercicio
a.	Fondos propios
b.	Socios externos
c.	Diferencias negativas de consolidado
d.	Ingresos a distribuir en varios ejercicios
e.	Gastos a distribuir en varios ejercicios
	1. Emisión de obligaciones y otros valores negociables
	2. Deudas con entidades de crédito
	3. Acreedores por operaciones de tráfico a largo plazo
	4. Otras deudas a largo plazo
f.	Acreedores a largo plazo
	1. Emisión de obligaciones y otros valores negociables
	2. Deudas con entidades de crédito
	3. Deudas con empresas del Grupo y asociadas
	4. Acreedores comerciales
	5. Otras deudas a corto plazo
	6. Ajustes por periodificación
g.	Acreedores a corto plazo
h.	Provisiones para riesgos y gastos A.C.P.
	Total pasivo (a+b+c+d+e+f+g+h)

	INDIVIDUAL		CONSOLIDADO	
	30-6-2003 Miles de euros	30-6-2002 Miles de euros	30-6-2003 Miles de euros	30-6-2002 Miles de euros
	577	789	2.184	2.941
	6.541	7.938	7.900	9.004
	40.726	43.388	71.348	75.137
	78.658	85.840	11.483	12.825
	380	852	380	852
	0	0	0	0
	126.909	138.807	93.295	100.759
	0	0	49.196	54.766
	1.120	802	78	233
	0	0	0	0
	60.001	61.793	79.811	81.628
	27.095	41.599	22.482	33.402
	28.099	4.637	32.181	5.498
	0	0	0	0
	6.759	8.305	19.178	17.312
	2.068	2.295	2.283	4.227
	124.022	118.629	155.935	142.067
	252.051	**258.238**	**298.504**	**297.825**
	25.200	25.200	25.200	25.200
	49.421	49.421	49.421	49.421
	62.453	65.174	82.680	78.237
	0	0	6.181	6.287
	0	0	-6.455	-1.869
	6.117	4.324	10.201	8.825
	0	0	0	0
	143.191	144.119	167.228	166.101
	0	0	2.825	2.481
	0	0	0	166
	0	0	0	0
	2.919	1.900	4.446	2.301
	0	0	0	0
	17.265	24.099	17.267	24.099
	0	0	0	0
	4.834	4.834	1.517	1.446
	22.099	28.933	18.784	25.545
	0	0	0	0
	6.737	5.732	6.737	5.734
	101	0	0	0
	52.805	54.345	57.803	60.802
	24.199	22.865	40.681	34.333
	0	344	0	362
	83.842	83.286	105.221	101.231
	0	0	0	0
	252.051	**258.238**	**298.504**	**297.825**

06 CUENTA DE PÉRDIDAS Y GANANCIAS

Importe neto de la cifra de negocio
Otros ingresos
Variación existencias productos terminados y en curso

Valor total de la producción
Compras netas
Variación existencias mercaderías, materias primas y otras materias consumibles
Gastos externos y de explotación

Valor añadido ajustado
Otros gastos e ingresos
Gastos de personal

Resultado bruto de explotación
Dotación amortizaciones inmovilizado
Dotaciones al Fondo de Reversión
Variación provisiones de circulante

Resultado neto de explotación
Ingresos financieros
Gastos financieros
Intereses y diferencias de cambio capitalizados
Dotación amortización y provisiones financieras
Resultado de conversión
Participación de Sociedades puestas en equivalencia
Amortización fondo de comercio consolidación
Reversión de diferencias negativas de consolidación

Resultado de actividades ordinarias
Resultados procedentes del inmovilizado inmaterial, material y cartera de control
Variación provisiones inmovilizado inmaterial, material y cartera de control
Resultado de operaciones con acciones y obligaciones propias
Resultados de ejercicios anteriores
Otros resultados extraordinarios

Resultado antes de impuestos
Impuesto sobre beneficios
Resultado consolidado del ejercicio
Resultado atribuido a socios externos

Resultado consolidado del ejercicio

INDIVIDUAL				CONSOLIDADO			
30-6-2003		30-6-2002		30-6-2003		30-6-2002	
Miles de euros	Porcentaje	Miles de euros	Porcentaje	Miles de euros	Porcentaje	Miles de euros	Porcentaje
212.541	100,0%	201.718	100,0%	270.085	100,0%	261.371	100,0%
42	0,0%	2	0,0%	57	0,0%	-2	0,0%
0	0,0%	0	0,0%	0	0,0%	0	0,0%
212.583	100,0%	201.720	100,0%	270.142	100,0%	261.369	100,0%
-119.822	-56,4%	-116.025	-57,5%	-138.730	-51,4%	-130.922	-50,1%
-1.792	-0,8%	2.945	1,5%	-1.817	-0,7%	-3.245	-1,2%
-48.379	-22,8%	-47.707	-23,7%	-72.430	-26,8%	-73.559	-28,1%
42.590	20,0%	40.933	20,3%	57.165	21,2%	53.643	20,5%
0	0,0%	0	0,0%	0	0,0%	0	0,0%
-25.743	-12,1%	-24.428	-12,1%	-32.023	-11,9%	-30.356	-11,6%
16.847	7,9%	16.505	8,2%	25.142	9,3%	23.287	8,9%
-4.311	-2,0%	-4.377	-2,2%	-6.872	-2,5%	-6.595	-2,5%
-609	-0,3%	-405	-0,2%	-932	-0,4%	-546	-0,2%
-22	0,0%	155	0,1%	-51	0,0%	146	0,1%
11.905	5,6%	11.878	5,9%	17.287	6,4%	16.292	6,2%
1.233	0,6%	835	0,4%	188	0,1%	705	0,3%
-611	-0,3%	-718	-0,4%	-557	-0,2%	-674	-0,3%
69	0,0%	-323	-0,2%	-5	0,0%	-844	-0,3%
1.000	0,0%	0	0,0%	567	0,2%	0	0,0%
0	0,0%	0	0,0%	0	0,0%	0	0,0%
0	0,0%	0	0,0%	75	0,0%	0	0,0%
0	0,0%	0	0,0%	-2.785	-1,0%	-2.785	-1,1%
0	0,5%	0	0,0%	0	0,0%	0	0,0%
13.596	6,4%	11.672	5,8%	14.770	5,5%	12.694	4,9%
-66	0,0%	-864	-0,4%	-84	0,0%	-924	-0,4%
-5.570	-2,6%	-4.977	-2,5%	-318	-0,1%	0	0,0%
0	0,0%	113	0,1%	0	0,0%	113	0,0%
-647	-0,3%	61	0,0%	268	0,1%	-27	0,0%
-182	-0,1%	-532	-0,3%	-212	-0,1%	-940	-0,4%
7.131	3,4%	5.473	2,7%	14.424	5,3%	10.916	4,2%
-1.014	-0,5%	-1.149	-0,6%	-3.808	-1,4%	-2.292	-0,9%
0	0,0%	0	0,0%	10.616	3,9%	8.624	3,3%
0	0,0%	0	0,0%	-415	-0,1%	201	0,1%
6.117	**2,9%**	**4.324**	**2,1%**	**10.201**	**3,8%**	**8.825**	**3,4%**

Para más información dirigirse a:

Relación con Inversores
Ayala, 42 – 28001 Madrid
Tels. 914 36 70 00 - 914 36 70 59
Fax. 914 35 52 00
e-mail: accionistas@aldeasa.es
www.aldeasa.es

Aldeasa

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "Rtados2T03Ago03.pdf"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 28/08/2003 a las 15.39.00
- ha sido recibido correctamente en la CNMV el 28/08/2003 a las 18.11.00
- asignándole el número 2003092730 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es 5585507e76a18dfde6878168de2e25a6

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____
como ______________________________________
de la entidad (la remitente) ________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Aldeasa

AUG 2003

1st HALF RESULTS 2003

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "NPrensa2T03.pdf"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 28/08/2003 a las 16.00.00
- ha sido recibido correctamente en la CNMV el 28/08/2003 a las 18.16.00
- asignándole el número 2003092731 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es 3b3c78ea6106514c3938e63705d86f1c

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.______________________________________
como ____________________________________
de la entidad (la remitente) ______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Aldeasa

Aldeasa incrementa su beneficio neto un 15,6% en el primer semestre de 2003

La cifra de negocio del Grupo creció un 3,3% y alcanza los 270 millones de euros

Madrid, 28 de agosto de 2003.- La cifra de negocio neta y consolidada de Aldeasa, multinacional española y una de las empresas líderes en el sector de retail aeroportuario, se situó en 270,1 millones de euros durante el primer semestre del año 2003, mostrando un incremento del 3,3% en relación con el mismo periodo del ejercicio anterior y una aceleración en el ritmo de crecimiento de 2 p.p. respecto a los tres primeros meses del año.

El EBITDA de la compañía alcanzó los 25,1 millones de euros, un 7,1% más que en 2002 y el EBIT un 6,1%, situándose en 17,3 millones de euros. El beneficio neto del Grupo aumentó un 15,6% en relación con el mismo periodo del año anterior, ascendiendo a 10,2 millones de euros.

La actividad comercial aeroportuaria, principal línea de negocio del Grupo, ha aportado unos ingresos por ventas de 243,6 millones de euros, que suponen un aumento del 2,6%.

La facturación en los aeropuertos españoles se incrementó un 6,8% con respecto al mismo periodo de 2002, alcanzando los 211,4 millones de euros. Hay que señalar el crecimiento del 8,2% de las ventas ***Travel Value*** & ***Duty Free.*** Han contribuido destacadamente a este aumento la evolución de las mismas a pasajeros domésticos (aumentaron un 17%) e intracomunitarios (cuyo ascenso fue del 12,8%). Ambos incrementos compensaron el descenso del 8% experimentado por las ventas dirigidas a pasajeros con destino fuera de la Unión Europea debido a que estos disminuyeron un 2,1% durante el primer semestre de 2003 como consecuencia del conflicto en Irak y la neumonía asiática.

Además del comportamiento favorable en el número de viajeros domésticos e intracomunitarios, la evolución de las ventas se debe al incremento del gasto por pasajero durante el primer semestre del año, con tasas de variación del 9,9% y del 2,6% respectivamente. Las campañas de publicidad exterior desarrolladas por Aldeasa desde principios de 2003 y el programa de fidelización puesto en marcha a partir del mes de abril, que actualmente cuenta con más de 51.800 afiliados, han contribuido, entre otras acciones, a la consecución de estos resultados.

En cuanto a las ventas en régimen fiscal ordinario ***-Duty Paid-***, que se concentran principalmente en Canarias, crecieron un 4,1% en relación con el mismo periodo del año anterior, alcanzando los 43,8 millones de euros. Estos datos reflejan la recuperación del tráfico de pasajeros hacia las islas.

Los ingresos obtenidos en enclaves internacionales fueron de 32 millones de euros, experimentando una bajada del 20,4%, en relación con el mismo periodo del ejercicio precedente. Asimismo, si se compara con los tres primeros meses del año, la disminución registrada en el segundo trimestre es menor y refleja la progresiva mejora de la actividad internacional tras la finalización del conflicto bélico en Irak. No obstante, el cierre de las operaciones no rentables en Venezuela y Dinamarca y la caída del dólar frente al euro son dos de los motivos fundamentales que explican el resultado. Por eso, si se omiten las ventas que generaron las concesiones de Caracas y Copenhague en 2002, la actividad internacional del Grupo hubiera crecido un 6,3% expresado en dólares USA.

Por último, la división de Palacios y Museos incrementó sus ventas un 3% en el primer semestre de 2003 situándose en 11,8 millones de euros.

Con cargo al ejercicio 2002 la compañía abonó 0,85 € brutos por acción, lo que implica una rentabilidad por dividendo superior al 4,5%.

Primer semestre de 2003 en cifras (datos en millones de euros):

	30.06.03	% 03/02
ESPAÑA TRAVEL VALUE & DUTY FREE	167,76	8,2%
ESPAÑA DUTY PAID	43,77	4,1%
INTERNACIONAL	32,03	-20,4%
RETAILING AEROPORTUARIO	**243,56**	**2,6%**
OTROS INGRESOS (Exportac. Y Publicidad)	11,08	27,1%
TOTAL NEGOCIO AEROPORT.	**254,64**	**3,5%**
TOTAL NEG. PAL. Y MUSEOS	**11,81**	**3,0%**
TOTAL OTROS NEGOCIOS (1)	3,63	-5,5%
TOTAL GENERAL	**270,08**	**3,3%**

(1): Tras la venta de las actividades logísticas incluye las actividades inmobiliarias de Aldeasa Gestión y las actividades de restauración aeroportuaria.

Para mayor información:
Raquel Lumbreras   raquel_lumbreras@es.cohnwolfe.com
Cohn & Wolfe
Tel. 91 592 34 60 / Fax. 91 592 34 61

CNMV Comisión Nacional del Mercado de Valores

ACUSÉ DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "PRESENT9M2003.pdf"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 06/11/2003 a las 16.08.00
- ha sido recibido correctamente en la CNMV el 06/11/2003 a las 17.37.00
- asignándole el número 2003116017 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es c51f629e0031dcac347ae575531a7616

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____
como ______________________________________
de la entidad (la remitente) ______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Aldeasa

NOV 2003

9 MONTHS RESULTS 2003

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "NPRENSA.pdf"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 06/11/2003 a las 16.10.00
- ha sido recibido correctamente en la CNMV el 06/11/2003 a las 17.37.00
- asignándole el número 2003116016 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es 5d898f509d8c3016bf367fa106c3f5c7

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____
como ______________________________________
de la entidad (la remitente) _______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Aldeasa

Aldeasa aumenta su beneficio neto un 17% en los nueve primeros meses de 2003

La cifra de negocio del Grupo creció un 4% y se sitúa en 450,5 millones de euros

Madrid, 6 de noviembre de 2003.- La cifra de negocio neta y consolidada de Aldeasa, multinacional española y una de las empresas líderes en el sector de retail aeroportuario, se situó en 450,5 millones de euros durante los nueve primeros meses de 2003, mostrando un incremento del 4% en relación con el mismo periodo del ejercicio anterior. Desde esta perspectiva, la compañía mantiene un ritmo de crecimiento sostenido y constata la continua mejoría mostrada trimestre a trimestre.

Por su parte, el beneficio neto acumulado hasta el tercer trimestre del año ascendió a 21,4 millones de euros y representa un 17% más que el obtenido en 2002. Las medidas de contención de los gastos operativos llevadas a cabo por Aldeasa, se han traducido en un crecimiento de estos muy por debajo de la evolución de las ventas y muestran un aumento del EBITDA del 8,9% en relación con el ejercicio precedente, situándose en 46,3 millones de euros. El EBIT fue de 34,7 millones de euros, un 8,8% superior al del mismo periodo de 2002.

La actividad comercial aeroportuaria representó el 94,5% del negocio del grupo hasta el tercer trimestre del año y ha aportado unos ingresos por ventas de 407,1 millones de euros, que suponen un aumento del 3,4%.

La facturación en los aeropuertos españoles incrementó un 6,2 % con respecto al mismo periodo de 2002, alcanzando los 355,6 millones de euros. Hay que señalar el crecimiento del 7,5% de las ventas ***Travel Value*** & ***Duty Free,*** que superaron los 291,9 millones de euros. A este aumento ha contribuido notablemente el incremento del turismo nacional, tanto interno como hacia otros países, a lo largo del trimestre; que fue del 6,9%. En cuanto a las ventas en régimen fiscal ordinario -***Duty Paid***-, crecieron un 0,6% en relación con el mismo periodo del año anterior, alcanzando los 63,7 millones de euros.

Los ingresos obtenidos en enclaves internacionales aumentaron un 4% durante el tercer trimestre. Todos los países en los que Aldeasa está presente incidieron positivamente en la consecución de los resultados. Entre ellos, incluimos Jordania, donde la guerra en Irak tuvo una especial incidencia, Chile y Perú, afectados por la crisis experimentada en Latinoamérica. Con todo, el crecimiento aislado del trimestre ha contribuido a aminorar el descenso de las ventas acumuladas en los nueve primeros meses del año al 12,7%.

No obstante, la depreciación del dólar frente al euro se ha reflejado en los resultados. Si tomamos en consideración aeropuertos y países operativos en los nueve primeros meses de 2003 y 2002 con un valor del dólar constante, la actividad de Aldeasa fuera de nuestro país creció un 12% desde enero a septiembre de 2003. El negocio de Aldeasa fuera de nuestras fronteras muestra claros signos de recuperación.

Por último, las ventas de Palacios y Museos decrecieron un 0,4%, siendo muy similares a las alcanzadas en 2002. No obstante, la evolución global del número de visitantes a los museos fue un 3,7% inferior a la experimentada en el ejercicio precedente. Así, el Museo del Prado y las exposiciones temporales que ha acogido (Vermeer, Tiziano y Manet) han sido los principales motores de las ventas.

Con cargo al ejercicio 2003 la compañía abonó el primer dividendo a cuenta por importe de 0,167 € brutos por acción, lo que implica una rentabilidad por dividendo superior al 4%. Actualmente, Aldeasa es una de las empresas del Mercado Continuo español que proporciona una mayor rentabilidad por dividendo.

Ventas del tercer trimestre de 2003 en cifras (datos en millones de euros):

	30.09.03	**% 03/02**
ESPAÑA TRAVEL VALUE & DUTY FREE	291,97	7,5%
ESPAÑA DUTY PAID	63,68	0,6%
INTERNACIONAL	51,43	-12,7%
RETAILING AEROPORTUARIO	**407,08**	**3,4%**
OTROS INGRESOS (Exportac. y Publicidad)	18,64	27,6%
TOTAL NEGOCIO AEROPORT.	**425,72**	**4,3 %**
TOTAL NEG. PAL. Y MUSEOS	**18,66**	**-0,4%**
TOTAL OTROS NEGOCIOS (1)	**6,10**	**0,5%**
TOTAL GENERAL	**450,48**	**4,00%**

(1): Incluye la actividad inmobiliaria de Aldeasa Gestión y la actividad de restauración aeroportuaria.

Para mayor información:

Raquel Lumbreras raquel_lumbreras@es.cohnwolfe.com
Cohn & Wolfe
Tel. 91 592 34 60 / Fax. 91 592 34 61

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "ITE20033"
- de tipo ITE
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 06/11/2003 a las 12.49.00
- ha sido recibido correctamente en la CNMV el 06/11/2003 a las 17.36.00
- asignándole el número 2003116014 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es b0585dc14eb593f8d37951c4d204fb35

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____
como ______________________________________
de la entidad (la remitente) ________________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Referencia de Seguridad

GENERAL

1

VERSION 3.2.0

2003

AVANCE TRIMESTRAL DE RESULTADOS CORRESPONDIENTES AL:

TRIMESTRE AÑO

Denominación Social :
ALDEASA, S.A.

Domicilio Social :
C/ AYALA, 42 - MADRID

N.I.F.
A-28429488

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:
FERNANDO GARCÍA CARO - DIRECTOR ECONOMICO FINANCIERO
Con poder autorizado en virtud del acuerdo del Consejo de Aldeasa, S.A. de fecha 24.01.01 y otorgado por el Notario de Madrid Dña. María de los Ángeles Escribano Romero con el nº 224 de su protocolo de fecha 2 de febrero de 2001

Firma:

A) AVANCE TRIMESTRAL DE RESULTADOS

Uds.: Miles de Euros		INDIVIDUAL		CONSOLIDADO	
		Ejercicio Actual	Ejercicio Anterior	Ejercicio Actual	Ejercicio Anterior
IMPORTE NETO DE LA CIFRA DE NEGOCIO (1)	0800	364.572	344.341	450.482	433.152
RESULTADO ANTES DE IMPUESTOS	1040	20.251	17.503	30.511	24.805
RESULTADO DESPUÉS DE IMPUESTOS	1044	13.200	12.691	21.908	18.115
Resultado atribuido a socios externos	2050			-467	211
RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060			21.441	18.326
CAPITAL SUSCRITO	0500	25.200	25.200		
NÚMERO MEDIO DE PERSONAS EMPLEADAS	3000	1.731	1.736	2.622	2.695

B) EVOLUCION DE LOS NEGOCIOS

(Aunque de forma resumida debido al carácter sintético de esta información trimestral, los comentarios a incluir dentro de este apartado, deberán permitir a los inversores formarse una opinión suficiente acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el período cubierto por esta información trimestral, así como de su situación financiera y patrimonial y otros datos esenciales sobre la marcha general de los asuntos de la sociedad).

Se adjunta fichero

B. EVOLUCIÓN DE LOS NEGOCIOS

(Aunque de forma resumida debido al carácter sintético de esta información trimestral, los comentarios a incluir dentro de este apartado, deberán permitir a los inversores formarse una opinión suficiente acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el periodo cubierto por esta información trimestral, así como de su situación financiera y patrimonial y otros datos esenciales sobre la marcha general de los asuntos de la sociedad).

La cifra neta y consolidada del Grupo, durante los nueve primeros meses de 2003, se ha situado en 450,48 millones de euros, lo que ha supuesto un crecimiento del 4% respecto del mismo periodo de 2002. En el tercer trimestre del año se han mantenido las pautas generales en cuanto a la evolución de la actividad del Grupo presentes a lo largo del ejercicio: crecimiento moderado y, asimismo, continua mejora trimestre a trimestre.

La cifra de negocios presenta el siguiente desglose por unidades de negocio:

(miles de euros y tasas porcentuales de crecimiento respecto del mismo periodo del año anterior)

	30.09.03	% 03/02
ESPAÑA TRAVEL VALUE & DUTY FREE	291.973	7,5%
ESPAÑA DUTY PAID	63.679	0,6%
INTERNACIONAL	51.430	-12,7%
RETAILING AEROPORTUARIO	**407.082**	**3,4%**
OTROS INGRESOS (Exportac. Y Publicidad)	18.639	27,6%
TOTAL NEGOCIO AEROPORT.	**425.721**	**4,3 %**
TOTAL NEG. PAL. Y MUSEOS	**18.659**	**-0,4%**
TOTAL OTROS NEGOCIOS (1)	**6.102**	**0,5%**
TOTAL GENERAL	**450.482**	**4,00%**

(1): Incluye la actividad inmobiliaria de Aldeasa Gestión y la actividad de restauración aeroportuaria.

El negocio de retail en aeropuertos ha crecido un 3,4% en los primeros nueve meses del año. Esta tasa de variación es 0,8 p.p. superior a la alcanzada al final del primer semestre y cae dentro del contexto anteriormente señalado de moderada mejora en el ritmo de crecimiento del tercer trimestre respecto de los niveles alcanzados en los trimestres previos.

Durante los nueve primeros meses del año, el retail en aeropuertos representó el 94,5% del negocio del Grupo. En el periodo de julio a septiembre, se ha reproducido el hecho ya presente en la primera mitad del año de ser la línea de negocio de mayor peso dentro del retail aeroportuario, las ventas TV&DF en aeropuertos españoles, la de mayor crecimiento (+7,5% acumulado a septiembre).

NOTA: en caso de ser insuficiente el espacio reservado en este cuadro para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

B. EVOLUCIÓN DE LOS NEGOCIOS

(Aunque de forma resumida debido al carácter sintético de esta información trimestral, los comentarios a incluir dentro de este apartado, deberán permitir a los inversores formarse una opinión suficiente acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el periodo cubierto por esta información trimestral, así como de su situación financiera y patrimonial y otros datos esenciales sobre la marcha general de los asuntos de la sociedad).

La pujanza del turismo nacional tanto interno como hacia otros paises a lo largo del tercer trimestre del año, el de actividad más elevada durante el mismo, ha permitido al segmento TV&DF España alcanzar una tasa de crecimiento de pasajeros acumulada a septiembre 2003 del 6,9%, cifra similar a la alcanzada al final del primer semestre del año.

Esta característica de la temporada turística (mayor número de pasajeros españoles) de 2003 ha tenido un doble efecto significativo sobre las ventas TV&DF: De un lado, ha permitido una moderada mejoría en la evolución de las ventas con destino a tercer país, compensando en parte la caída de las que se efectúan a viajeros no españoles; de otro lado, ha afectado negativamente al gasto por pasajero, pues el viajero no español tiene una mayor motivación de compra que se traduce en mayores tasas de penetración.

La segunda línea de negocio por volumen de ventas, la venta en régimen fiscal ordinario (Duty Paid), muestra un crecimiento del 0,6% al finalizar los nueve primeros meses del año. Este bajo crecimiento ha sido originado por una disminución del 6% en las ventas del tercer trimestre. La disminución de ventas en el segmento Duty Paid España durante el periodo de julio a septiembre se ha debido a cierres y remodelaciones en los aeropuertos de Las Palmas, Lanzarote y Fuerteventura, con el objeto de eliminar definitivamente los solapamientos de oferta que se produjeron tras la integración a finales de 2001 de los negocios de retail de Aldeasa y Canresa. Este replanteamiento de la oferta comercial se espera produzca un cambio positivo en la rentabilidad de este negocio habiendo tenido efectos inmediatos en la densidad de ventas por m^2. De modo similar a lo comentado en relación con el negocio TV&DF España, la sustitución del pasajero del resto de Europa, excepto británicos, por pasajero nacional, ha tenido su reflejo en el gasto por pasajero.

El negocio internacional del Grupo, medido en euros, ha tenido un incremento de 4% en el tercer trimestre del año lo que reduce la caída de las ventas de los primeros nueve meses del año al 12,7%. La progresiva normalización de las circunstancias que afectaban este área de negocio del Grupo, excepción hecha de los efectos derivados de la depreciación del USD que se han mantenido, han hecho posible el cambio en el signo de la tasa de variación antes mencionado.

El negocio internacional, tomando en consideración aeropuertos y paises operativos en los primeros nueve meses de ambos años y en dólares constantes, creció un 12% en el periodo de enero a septiembre, con contribuciones positivas a dicho crecimiento en todos los países en los que está establecido el Grupo, incluido el que más se vio afectado por el conflicto iraquí (Jordania) y los que se han visto afectados por la crisis regional del sur de América (Chile y Perú).

La evolución de los principales indicadores de actividad relativos al negocio aeroportuario es la siguiente:

NOTA: en caso de ser insuficiente el espacio reservado en este cuadro para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

B. EVOLUCIÓN DE LOS NEGOCIOS

(Aunque de forma resumida debido al carácter sintético de esta información trimestral, los comentarios a incluir dentro de este apartado, deberán permitir a los inversores formarse una opinión suficiente acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el periodo cubierto por esta información trimestral, así como de su situación financiera y patrimonial y otros datos esenciales sobre la marcha general de los asuntos de la sociedad).

(porcentajes de variación respecto de los nueve primeros meses de 2002)

	TV & Duty Free		Duty Paid (2)
	España (1)	Internacional (2)	España
Pasajeros	6,9	3,3	3,5
Gasto por pax	0,6	-9,7	-2,6
Superficie de venta	3,6	-3,9	-1,4
Venta / m2	4,2	-9,2	2,0

(1): Desde 1/07/99, Travel Value & Duty Free.
(2): Cifras homogeneizadas.

La División de Palacios y Museos repite, prácticamente, la cifra de ventas que alcanzó durante los nueve primeros meses del ejercicio anterior (variación -0,4%), dentro de un año donde, con la excepción del Museo del Prado y sus importantes exposiciones temporales (Vermeer, Tiziano y Manet), la evolución global del número de visitantes a los museos está siendo bastante desfavorable (-3,7%). La finalización de la concesión de las tiendas en los Reales Alcázares de Sevilla, que ocupaba el puesto décimo en facturación dentro de la red comercial de la División, ha absorbido los crecimientos experimentados por las tiendas del Museo del Prado.

Las restantes actividades del Grupo (arrendamiento de almacenes y restauración), crecen un 0,5% respecto de los nueve primeros meses de 2003. El cambio en el criterio de consolidación de la actividad de restauración, consecuencia de haberse reducido en 10 p.p. la participación en la sociedad Foodlasa encargada de su desarrollo, resta significación a la tasa de variación anterior que se hubiese situado en el 22,2% de tomarse en cuenta cifras comparables, lo que pone de manifiesto un ritmo elevado de crecimiento si bien es cierto que partiéndose de cifras de actividad modestas.

Respecto a los resultados de gestión, el margen bruto de las actividades de distribución comercial, descontados los impuestos especiales y los costes aduaneros que las gravan en las modalidades de venta no exentas, se situó en el 46,7%, es decir, 7 décimas de p.p. por debajo del nivel alcanzado en los nueve primeros meses de 2002. Esta disminución del margen bruto coincide con la que se produjo durante el primer semestre del año, habiéndose pues estabilizado los factores que condujeron a la reducción del margen. Más concretamente y con referencia al tercer trimestre del año, el efecto del incremento del peso relativo de la familia de menor margen bruto (los cigarrillos en destino intraeuropeo) durante este trimestre, ha sido compensado con la moderada recuperación de las ventas a terceros paises, operando en sentido neutral los restantes factores que introdujeron variaciones en este nivel de margen.

Los costes de personal del Grupo, ajustados para incorporar las contrataciones a través de empresas de trabajo temporal (ETT's) han crecido un 1% durante los nueve primeros meses del año. Ello ha sido consecuencia de las numerosas reorganizaciones llevadas a cabo en la red de tiendas para mejorar la eficiencia en el empleo de los recursos del Grupo.

Los restantes costes operativos que incluyen cánones concesionales y amortizaciones han aumentado un 1% respecto de los nueve primeros meses de 2002, manteniendo la evolución moderada que presentaban a mitad del año. Las actuaciones sobre las áreas de menor rentabilidad (Duty Paid y Restauración) o que han experimentado previamente

NOTA: en caso de ser insuficiente el espacio reservado en este cuadro para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

B. EVOLUCIÓN DE LOS NEGOCIOS

(Aunque de forma resumida debido al carácter sintético de esta información trimestral, los comentarios a incluir dentro de este apartado, deberán permitir a los inversores formarse una opinión suficiente acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el periodo cubierto por esta información trimestral, así como de su situación financiera y patrimonial y otros datos esenciales sobre la marcha general de los asuntos de la sociedad).

cambios desfavorables (negocio internacional) constituyen la explicación básica de este comportamiento de los costes.

Como consecuencia de la evolución comentada en la distintas líneas de ingresos y costes, el margen EBITDA del Grupo al final de los nueve primeros meses del año se sitúa en el 10,3%, con una mejora de cinco décimas de punto porcentual respecto del mismo periodo del año anterior. El resultado EBITDA del Grupo Aldeasa en los primeros nueve meses ascendió a 46,34 millones de euros.

El margen EBIT alcanza el 7,7%, aumentado un 0,3% respecto del nivel obtenido a septiembre de 2002, y ascendido a 34,66 millones de euros.

Los resultados financieros consolidados del Grupo durante los nueve primeros meses de 2003, se han situado en 3,11 millones de euros de gasto neto, con una mejora del 31,0% respecto del mismo periodo del año anterior, como consecuencia de mantenerse la mejora de la posición de tesorería que ya presentaban las cifras de balance al cierre del primer semestre del año y de la recuperación parcial de las provisiones dotadas en ejercicios anteriores por la depreciación de las acciones que la sociedad posee en autocartera.

Los resultados extraordinarios del Grupo a septiembre de 2003, ascienden a 1,04 millones de euros de pérdida neta expresión, fundamentalmente, de retiros de activos fijos por reorganizaciones y cierres de tiendas no amortizados que han afectado fundamentalmente al negocio Duty Paid, tanto en la península como en Baleares y Canarias.

Finalmente, el beneficio neto consolidado atribuible a los accionistas de Aldeasa a septiembre de 2003 se eleva a 21,44 millones de euros, con un aumento del 17,0 % respecto de los alcanzados al mismo periodo del ejercicio precedente.

NOTA: en caso de ser insuficiente el espacio reservado en este cuadro para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

C) BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

Se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, que responden a lo previsto en la normativa contable en vigor, y de aplicación a esta sociedad.

D) DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO

(Se hará mención de los dividendos distribuidos desde el inicio del ejercicio económico)

		% sobre Nominal	Euros por acción (x,xx)	Importe (miles de Euros)
1. Acciones Ordinarias	3100	56,7	0,68	15.041
2. Acciones Preferentes	3110			
3. Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc.)

Anexo en la hoja siguiente

E) HECHOS SIGNIFICATIVOS (*)

		SI	NO
1. Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en Bolsa determinantes de la obligación de comunicar contemplada en el art. 53 de la LMV (5 por 100 y múltiplos)	3200		X
2. Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100)	3210		X
3. Otros aumentos o disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc)	3220		X
4. Aumentos y reducciones del capital social o del valor de los títulos	3230		X
5. Emisiones, reembolsos o cancelaciones de empréstitos	3240		X
6. Cambios de los administradores o del consejo de administración	3250	X	
7. Modificaciones de los estatutos sociales	3260		X
8. Transformaciones, fusiones o escisiones	3270		X
9. Cambios en la regulación institucional del sector con incidencia significativa en la situación económica o financiera de la sociedad o del grupo	3280		X
10. Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la sociedad o del grupo	3290		X
11. Situaciones consursales, suspensiones de pagos, etc.	3310		X
12. Acuerdos especiales de limitación, cesión o renuncia, total o parcial, de los derechos políticos y económicos de las acciones de la sociedad	3320		X
13. Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc)	3330		X
14. Otros hechos significativos	3340	X	

(*) Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRVB.

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc.)

El 27 de Enero de 2.003, el Consejo de Administración de Aldeasa S.A. aprobó la entrega de un segundo dividendo a cuenta del beneficio del ejercicio 2002 de 0,25 euros brutos por acción a cada una de las acciones no incluidas en la autocartera de la Sociedad. Este dividendo fue abonado con fecha 20 de febrero de 2003.

El 23 de Abril de 2.003, el Consejo de Administración de Aldeasa S.A. apróbó la entrega de un tercer dividendo a cuenta del beneficio del ejercicio 2002 de 0,30 euros brutos por acción a cada una de las aciones no incluidas en la autocartera de la Sociedad. Este dividendo fue abonado con fecha 23 de mayo de 2003.

El 20 de Junio de 2.003, la Junta General de Accionistas de Aldeasa S.A. aprobó el pago de un dividendo extraordinario con cargo a reservas voluntarias de 0,13 euros brutos por acción a cada una de las acciones no incluidas en la autocartera de la Sociedad. Este dividendo fue abonado con fecha 15 de Julio de 2003.

El 24 de Septiembre de 2.003, el Consejo de Administración de Aldeasa S.A. aprobó la entrega de un primer dividendo a cuenta del beneficio del ejercicio 2003 de 0,167 euros brutos por acción que será distribuido entre todas las acciones no incluidas en la autocartera de la Sociedad. Este dividendo fue abonado con fecha 21 de Octubre de 2003 por lo que no se incluye en el cuadro anterior.

F) ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

Se adjunta fichero

F) ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

ENERO

Fecha 30 Enero 2003

El Consejo de Administración de Aldeasa, S.A. acordó en su reunión del 27/01/03, satisfacer, a cuenta del dividendo correspondiente al ejercicio 2002, la cantidad bruta de 0,25 euros por acción. La citada cantidad se hará efectiva a partir del 24/02/03.

FEBRERO

Fecha 3 Febrero 2003

La Sociedad comunica la venta de 1.710 participaciones sociales, representativas del 50% del capital social de Foodlasa, S.L., a Compass Group Holdings, Spain S.L.

Aldeasa y el Grupo Compass se unen para desarrollar la restauración en aeropuertos.

Fecha 24 Febrero 2003 **Hecho relevante número 40043**

La Sociedad remite información correspondiente al segundo semestre de 2002.

Fecha 24 Febrero 2003

La Sociedad remite informe accionistas Enero-Diciembre 2002.

La Sociedad remite nota de prensa sobre los resultados obtenidos en 2002.

La Sociedad remite presentación.

MARZO

Fecha 18 Marzo 2003

La Sociedad remite información sobre el Comité de Auditoria.

ABRIL

Fecha 29 Abril 2003

El Consejo de Administración de Aldeasa, S.A. acordó por unanimidad satisfacer a cuenta del dividendo correspondiente al ejercicio 2002 la cantidad bruta de 0,3 euros por acción.

NOTA: en caso de ser insuficente el espacio reservado en este cuadro para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

F) ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

MAYO

Fecha 13 Mayo 2003 **Hecho relevante número 41865**

La Sociedad remite avance trimestral de los resultados correspondientes al primer trimestre de 2003.

Fecha 13 Mayo 2003

La Sociedad remite información sobre el primer trimestre de 2003.

La Sociedad remite presentación.

La sociedad remite información sobre los resultados del primer trimestre de 2003.

Fecha 22 Mayo 2003 **Hecho relevante número 42132**

El Consejo de Administración ha aceptado la dimisión, debido a motivos personales del Consejero D. Eduardo Sanfrutos Martín. Se ha nombrado Consejero por el procedimiento de cooptación a D. Pío Cabanillas Alonso, hasta su ratificación en la próxima Junta General.

Fecha 27 Mayo 2003 **Hecho relevante número 42228**

El Consejo de Administración de Aldeasa, S.A., en su sesión del 23/04/03, ha acordado convocar Junta General Ordinaria y Extraordinaria de Accionistas, que se celebrará el 19/06/03, en primera convocatoria, y, el día 20/06/03 en segunda convocatoria.

Fecha 27 Mayo 2003 **Hecho relevante número 42230**

La Sociedad remite informe del Consejo de Administración de propuesta de acuerdos para la Junta General Ordinaria y Extraordinaria de Accionistas de Aldeasa, S.A.

JUNIO

Fecha 20 Junio 2003 **Hecho relevante número 42786**

La Sociedad comunica que ha aprobado en la Junta General Ordinaria y Extraordinaria de Accionistas, ha aprobado las cuentas del ejercicio 2002, las modificaciones estatutarias y el nuevo Reglamento de la Junta General de Accionistas.

Fecha 20 Junio 2003

La Sociedad remite presentación realizada en la Junta General de Accionistas de 20/06/2003.

NOTA: en caso de ser insuficente el espacio reservado en este cuadro para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

F) ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

Fecha 24 Junio 2003 **Hecho relevante número 42851**

La Sociedad remite información sobre la Junta General Ordinaria y Extraordinaria de Accionistas celebrada el pasado día 20 de junio de 2003 en segunda convocatoria, se aprobaron por unanimidad todos los puntos incluidos en el Orden del Día.

Fecha 26 Junio 2003

La Sociedad comunica el pago de un dividendo extraordinario de 0,13 euros brutos por acción, que se realizará el día 15/07/03.

JULIO

Fecha 01 Julio 2003 **Hecho relevante número 43021**

La Sociedad remite sus Estatutos Sociales.

Fecha 01 Julio 2003 **Hecho relevante número 43022**

La Sociedad remite Reglamento de la Junta General de Accionistas.

Fecha 01 Julio 2003 **Hecho relevante número 43023**

La Sociedad remite el Reglamento del Consejo de Administración.

Fecha 01 Julio 2003 **Hecho relevante número 43024**

La Sociedad remite el Reglamento de Conducta en los Mercados de Valores.

AGOSTO

Fecha 28 Agosto 2003 **Hecho relevante número 44247**

La sociedad remite información sobre los resultados del primer semestre de 2003.

Fecha 28 Agosto 2003

La sociedad remite nota de prensa sobre resultados del primer semestre de 2003.

Fecha 28 Agosto 2003

La sociedad remite presentación sobre los resultados del primer semestre de 2003.

Fecha 28 Agosto 2003

La sociedad remite información sobre los resultados del primer semestre de 2003.

NOTA: en caso de ser insuficente el espacio reservado en este cuadro para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

F) ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

SEPTIEMBRE

Fecha 26 Septiembre 2003

El Consejo de Administración de Aldeasa, S.A. acordó, por unanimidad, en su reunión de 24/09/03, satisfacer, a cuenta del dividendo correspondiente al ejercicio 2003, la cantidad de 0,167 euros brutos por acción. La citada cantidad se descontará el día 21/10/03.

NOTA: en caso de ser insuficente el espacio reservado en este cuadro para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "DIVIDENDO250903.doc"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 26/09/2003 a las 08.44.00
- ha sido recibido correctamente en la CNMV el 26/09/2003 a las 10.47.00
- asignándole el número 2003098508 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es 8b30f9eef77e2ac08a19bb159bfe1495

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.______________________________________
como ____________________________________
de la entidad (la remitente) ______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Sr. D. Antonio Mas
Director Area de Mercado
Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
28046-Madrid

Madrid, 25 de septiembre de 2003

Muy Sr. mío:

El Consejo de Administración de Aldeasa, S.A. acordó, por unanimidad, en su reunión de 24 de septiembre de 2003, satisfacer, a cuenta del dividendo correspondiente al ejercicio 2003, la cantidad de 0,167 € brutos por acción, de los que, deducido el 15% como retención a cuenta de la imposición sobre rendimientos del capital mobiliario, 0,02505 €, quedará un líquido de 0,14195 € por acción.

La citada cantidad se descontará el día 21 de octubre de 2003, de acuerdo con los procedimientos de compensación y liquidación de valores, a través del Banco gestor Bilbao-Vizcaya-Argentaria.

Lo que procedo a poner en conocimiento de esa Comisión Nacional, en cumplimiento de lo dispuesto en el Art° 82 de la Ley del Mercado de Valores.

Atentamente,

Miguel Calvillo Urabayen

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "dividendo260104.doc"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 26/01/2004 a las 10.23.00
- ha sido recibido correctamente en la CNMV el 26/01/2004 a las 11.26.00
- asignándole el número 2004005294 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es 8b30f9eef77e2ac08a19bb159bfe1495

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____
como _____________________________________
de la entidad (la remitente) ______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Sr. D. Antonio Mas
Director Area de Mercado
Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
28046-Madrid

Madrid, 26 de enero de 2004

Muy Sr. mío:

El Consejo de Administración de Aldeasa, S.A. acordó, por unanimidad, en su reunión de 22 de enero de 2004, satisfacer, a cuenta del dividendo correspondiente al ejercicio 2003, la cantidad bruta de 0,25 € por acción, de las que, deducido el 15% como retención a cuenta de la imposición sobre rendimientos del capital mobiliario, 0,0375 €, quedará un líquido de 0,2125 € por acción.

La citada cantidad se descontará el día 24 de febrero de 2004, de acuerdo con los procedimientos de compensación y liquidación de valores, a través del Banco gestor Bilbao-Vizcaya-Argentaria.

Lo que procedo a poner en conocimiento de esa Comisión Nacional, en cumplimiento de lo dispuesto en el Artº 82 de la Ley del Mercado de Valores.

Atentamente,

Miguel Calvillo Urabayen

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "MADAPOCT03.pdf"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 31/10/2003 a las 16.22.00
- ha sido recibido correctamente en la CNMV el 31/10/2003 a las 17.34.00
- asignándole el número 2003114314 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es e793fd40e3b6f525d4b25db1d61f35b1

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.____
como ______________________________________
de la entidad (la remitente) _______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Aldeasa

Miguel Calvillo Urabayen
Consejero Director General

Comisión Nacional del Mercado de Valores
P° de la Castellana, 19
28046 Madrid
Attn.- Sr. D. Antonio Más
Director General de Mercados Secundarios

31 de octubre de 2003

Ponemos en su conocimiento, que en el día de hoy nos ha sido comunicado que el Consejo de Administración de Aeropuertos Españoles y Navegación Aérea (AENA) ha acordado en su última reunión, conceder la ampliación del plazo de las concesiones de locales comerciales en régimen duty free y en doble régimen fiscal (Travel Value & Duty Free) de las que es titular Aldeasa, S.A. en el Aeropuerto de Madrid-Barajas.

El proyecto de la Nueva Terminal del Aeropuerto de Madrid-Barajas supone una remodelación sustancial no sólo de las superficies, sino también de las condiciones de operación del propio aeropuerto al distribuirse los pasajeros entre los Terminales existentes y los de nuevo funcionamiento. Esto hace necesario dotar de instalaciones de carácter comercial a las nuevas superficies construidas, así como remodelar las existentes en los actuales Terminales.

Aldeasa tendrá que invertir más de 20 millones de euros para desarrollar un proyecto comercial de primera línea adaptado tanto al perfil del pasajero como a su distribución en los diferentes terminales del aeropuerto. El desarrollo comercial se ajustará a los planes de crecimiento del aeropuerto de Madrid-Barajas.

Como consecuencia de las circunstancias excepcionales que conlleva la entrada en funcionamiento de las Nuevas Terminales y con el objetivo de restablecer el equilibrio económico y comercial de la concesión vigente hasta el 1 de enero de 2007, el Consejo de Administración de AENA ha acordado ampliar el plazo de dichas concesiones. La duración de las mismas, tanto las de los locales que queden ubicados en los terminales existentes (T1, T2 y T3) como de los que se sitúen en la Nueva Área Terminal (T4 y Edificio Satélite), se extenderá hasta el 31 de diciembre de 2012, fijándose un aumento de cánones a percibir por AENA entre 2007 y 2012, en consonancia con el potencial comercial del proyecto.

Sin otro particular, aprovechando la ocasión para enviarle un cordial saludo,

Miguel Calvillo Urabayen
Secretario del Consejo

Ayala, 42. 28001 Madrid. Tels.: 91 436 70 15 / 91 436 70 00. Fax: 91 576 68 19

Aena Aeropuertos Españoles y Navegación Aérea

Borrador ¡¡NO ENVIAR!!

Aena informa

Acuerdo del Consejo de Administración

AENA amplía el plazo de las concesiones de tiendas de Aldeasa en el Aeropuerto de Madrid - Barajas

XX de octubre de 2003

El Consejo de Administración de Aeropuertos Españoles y Navegación Aérea (AENA) ha acordado, en su última reunión, conceder la ampliación del plazo de las concesiones de locales comerciales en régimen duty free y en doble régimen fiscal de las que es titular Aldeasa, S.A. en el Aeropuerto de Madrid-Barajas.

El proyecto de la Nueva Área Terminal del Aeropuerto de Madrid – Barajas, que incluye un Edificio Terminal y su Satélite, con capacidad para dar servicio a más de 35 millones de pasajeros al año y una capacidad de procesamiento de 10.400 pasajeros en hora punta, contempla una superficie comercial total (tiendas de Aldeasa, otras tiendas, restauración, locales, etc...) de cerca de 42.000 metros cuadrados, lo que implica una remodelación no sólo de las superficies comerciales sino también de las condiciones de operación del propio Aeropuerto como un conjunto.

Como consecuencia de esta ampliación y con el objetivo de restablecer el equilibrio económico de la concesión vigente hasta el 1 de enero de 2007, el Consejo de Administración de AENA ha acordado una ampliación del plazo de dichas concesiones. La duración de las mismas, tanto de los locales que queden ubicados en los terminales existentes (T1, T2 y T3) como en la Nueva Área Terminal (T4 y Edificio Satélite) será hasta el 31 de diciembre de 2012.

MINISTERIO DE FOMENTO

Aena informa

Asimismo, AENA ha fijado un aumento en los cánones a percibir entre 2007 y 2012, en función del potencial comercial del proyecto.

CNMV Comisión Nacional del Mercado de Valores

ACUSE DE RECIBO

La Comisión Nacional del Mercado de Valores CERTIFICA que:

- el documento "ANAALDEASANotaprensa.pdf"
- de tipo HSR
- remitido por ALDEAEMV
- firmado electrónicamente por el remitente el 07/01/2004 a las 16.52.00
- ha sido recibido correctamente en la CNMV el 07/01/2004 a las 17.56.00
- asignándole el número 2004000519 en el Registro de entrada de documentos por vía telemática.
- y su resumen MD5 es cfde42715f1d82d0387cfa097b1899ed

IMPRESIÓN AUTORIZADA DEL DOCUMENTO

D.______________________________________
como ____________________________________
de la entidad (la remitente) ______________________

CERTIFICA que el documento adjunto a esta carátula es la copia fiel en soporte papel del remitido a la CNMV por vía telemática y cuyos atributos son los arriba referenciados en el acuse de recibo.

En __________, a _________ de ______

Fdo:

Aldeasa

ALDEASA y el ente aeroportuario portugués ANA llegan a un acuerdo para desarrollar y gestionar los espacios comerciales de los aeropuertos portugueses

Madrid, 7 de enero de 2004.- En su labor de modernización y mejora de los aeropuertos continentales portugueses, ANA, Aeroportos de Portugal S.A., ha decidido gestionar conjuntamente sus espacios comerciales, incorporando un operador comercial aeroportuario internacional de primera fila. Se pretende optimizar la actividad comercial para que cumpla los requisitos de proporcionar el mejor servicio a los pasajeros, maximizar la captación de recursos económicos y, al mismo tiempo, ofrecer una imagen moderna y atractiva de los aeropuertos. En resumen, que los aeropuertos de Faro, Lisboa y Oporto estén en el plano comercial a primer nivel mundial.

En el comienzo de este proceso se seleccionó, entre más de veinte operadores de reconocido prestigio internacional, a la empresa española de retail aeroportuario ALDEASA, y tras un minucioso y largo período de negociación, se ha llegado a un acuerdo que se plasma en la firma de un Memorandum, el cual define un proceso en dos etapas: una primera en la que ambas sociedades conjuntamente ALDEASA y ANA colaborarían en realizar un business plan global de toda la actividad comercial, y que duraría como máximo seis meses, previendo que al final del mismo se crearía una empresa mixta (ANA RETALHO) con mayoría de ANA, que se ocuparía, al menos durante siete años, del desarrollo del mencionado plan de actuación.

La fórmula de remuneración de ANA RETALHO se basará en los incrementos de las utilidades para la actividad comercial. La previsión estimada por ambas empresas, y que está aún pendiente de concretar por el business plan, implicaría que las ventas más que se duplicarán durante el mencionado período de siete años.

Para mayor información:
Cohn & Wolfe
Tel. +34 91 592 34 60
Fax. +34 91 592 34 61

Sr. D. Antonio Mas
Director General de Mercados Secundarios
C.N.M.V.
Paseo de la Castellana, 19
28046 Madrid

Madrid, 7 de enero de 2004

Muy Sr. mío:

Por la presente les comunicamos que el Consejo de Administración de ANA-Aeroportos de Portugal, S.A, entidad concesionaria del servicio público aeroportuario de los aeropuertos de Portugal, tras un exhaustivo proceso de selección entre los principales operadores comerciales aeroportuarios internacionales, ha seleccionado a ALDEASA S. A, con la que ha suscrito, el 31 de diciembre de 2003, un acuerdo por el que ambas Entidades elaborarán conjuntamente un plan estratégico para el desarrollo de la gestión comercial integral de los principales aeropuertos portugueses (Lisboa, Oporto y Faro).

Asimismo, les adjuntamos la nota informativa que se remitirá a los medios sobre el tema de referencia en el día de hoy.

Lo que comunicamos como Hecho Relevante en cumplimiento de lo dispuesto en el artículo 82 de la Ley del Mercado de Valores, así como se informará oportunamente a esta Comisión de la ejecución de las distintas fases de este proyecto.

Atentamente,

Miguel Calvillo Urabayen
Consejero Secretario General